UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2005

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

KT CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003 and 2004

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders
KT Corporation:

We have audited the accompanying consolidated balance sheets of KT Corporation and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of earnings and changes in stockholders’ equity and cash flows for the years then ended, all expressed in Korean Won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of KT Freetel Co., Ltd. (“KTF”), a 46.9% and 48.7% owned subsidiary at December 31, 2003 and 2004, respectively, as of and for the years then ended December 31, 2003 and 2004. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 29.1% and 29.5% as of December 31, 2003 and 2004, respectively, and total revenues constituting 28.1% and 30.5% for the years ended December 31, 2003 and 2004, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us and our report, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations, the changes in its stockholders’ equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Seoul, Korea
February 25, 2005

This report is effective as of February 25, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2004

(In millions of Won and U.S. dollars)

				2004
Assets	2003		2004	(note 3)
Current assets:
Cash and cash equivalents (notes 4 and 5)	W	760,868	1,755,929	$1,696.4
Short-term financial instruments (note 5)		60,899	984,122	950.8
Current portion of investment securities (note 8):
Trading securities		52,397	6,186	6.0
Available-for-sale securities		286,757	257,803	249.1
Held-to-maturity securities		5,712	1,660	1.6
Notes and accounts receivable – trade, less allowance for doubtful accounts of W646,273 in 2003 and W702,635 in 2004 (note 2)		2,647,379	2,793,143	2,698.4
Accounts receivable – other		323,042	365,162	352.8
Inventories (note 6)		364,833	374,319	361.6
Other current assets (note 7)		230,044	270,653	261.5

Total current assets		4,731,931	6,808,977	6,578.2

Investment securities:
Available-for-sale securities (note 8)		260,642	218,757	211.3
Held-to-maturity securities (note 8)		111,409	94,404	91.2
Equity securities of affiliates (note 9)		140,790	54,061	52.2

Total investment securities		512,841	367,222	354.7

Property, plant and equipment (note 10):
Land		1,154,955	1,167,683	1,128.1
Buildings and structures		4,282,494	4,555,427	4,401.0
Machinery and equipment		34,731,446	35,624,899	34,416.9
Vehicles		82,911	89,316	86.3
Tools, furniture and fixtures		2,005,812	2,114,653	2,042.9
Construction in progress		750,267	487,461	470.9

		43,007,885	44,039,439	42,546.1

Less accumulated depreciation		(26,633,942)	(28,317,984)	(27,357.8)

Net property, plant and equipment		16,373,943	15,721,455	15,188.3

Other assets (notes 5, 11 and 26)		3,937,960	3,575,578	3,454.3

	W	25,556,675	26,473,232	$25,575.5

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

December 31, 2003 and 2004

(In millions of Won and U.S. dollars, except share data)

				2004
Liabilities and Stockholders' Equity	2003		2004	(note 3)
Current liabilities:
Notes and accounts payable – trade	W	1,022,805	853,381	$824.4
Short-term borrowings (note 13)		631,689	438,592	423.8
Current portion of long-term debt (note 15)		2,172,510	4,756,067	4,594.8
Accounts payable – other		1,233,422	1,123,323	1,085.2
Advance receipts from customers		103,139	125,989	121.7
Accrued expenses		252,841	288,488	278.7
Withholdings		147,233	187,579	181.2
Income taxes payable		219,348	284,102	274.5
Other current liabilities (notes 14 and 23)		132,614	276,969	267.5

Total current liabilities		5,915,601	8,334,490	8,051.8

Long-term debt, excluding current portion (note 15)		9,049,748	6,985,071	6,748.2
Refundable deposits for telephone installation (note 16)		1,227,355	1,086,635	1,049.8
Accrual for retirement and severance benefits, net (note 17)		245,878	314,789	304.1
Long-term accounts payable – other (note 12)		572,606	554,024	535.2
Other long-term liabilities (note 18)		148,867	171,843	166.0

Total liabilities		17,160,055	17,446,852	16,855.1

Stockholders’ equity:
Common stock of W5,000 par value (note 19):
Authorized – 1,000,000,000 shares
Issued – 284,849,400 shares in 2003 and 2004		1,560,998	1,560,998	1,508.1
Capital surplus (note 20)		1,308,612	1,291,617	1,247.8
Retained earnings:
Appropriated (note 21)		8,025,854	5,431,862	5,247.7
Unappropriated (deficit)		(342,554)	2,901,378	2,803.0

		7,683,300	8,333,240	8,050.7

Capital adjustments:
Treasury stock (note 22)		(3,962,598)	(3,962,568)	(3,828.2)
Loss on retirement of treasury stock (note 22)		(16,391)	(16,388)	(15.8)
Foreign-based operations translation adjustment		(5,859)	(2,847)	(2.7)
Unrealized gains (losses) on available-for-sale securities (note 8)		(24,799)	7,797	7.5
Unrealized losses on equity securities of affiliates (note 9)		(2,691)	(6,732)	(6.5)
Stock options (note 29)		6,745	11,686	11.3

		(4,005,593)	(3,969,052)	(3,834.4)

Minority interest in consolidated subsidiaries		1,849,303	1,809,577	1,748.2

Total stockholders’ equity		8,396,620	9,026,380	8,720.4

Commitments and contingencies (note 23)		—	—	—

	W	25,556,675	26,473,232	$25,575.5

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Earnings

Years ended December 31, 2003 and 2004

(In millions of Won and U.S. dollars, except earnings per share)

				2004
	2003		2004	(note 3)
Operating revenues (note 24)	W	16,067,779	17,068,371	$16,489.6
Operating expenses (note 25)		14,245,343	14,587,839	14,093.2

Operating income		1,822,436	2,480,532	2,396.4

Other income (expense):
Interest income		115,454	116,725	112.8
Interest expense		(705,540)	(678,514)	(655.5)
Equity in losses of affiliates, net (note 9)		(30,270)	(79,350)	(76.7)
Foreign currency transaction and translation gain (loss), net (note 15)		(27,074)	542,566	524.2
Loss on disposition of property, plant and equipment, net		(122,966)	(103,513)	(100.0)
Gain (loss) on disposition of available-for-sale securities, net (note 8)		772,901	(15,115)	(14.6)
Impairment loss on available-for-sale securities (note 8)		(43,993)	(5,831)	(5.6)
Impairment loss on held-to-maturity securities (note 8)		—	(42,078)	(40.7)
Contributions received for losses on universal telecommunications services (note 32)		28,539	80,310	77.6
Prior year’s additional income tax payment (note 26)		(53,992)	(943)	(0.9)
Contribution payments for research and development and donations (note 32)		(182,983)	(146,779)	(141.8)
Derivatives transaction and valuation loss, net (note 23)		(151)	(146,937)	(142.0)
Other, net		8,699	7,963	7.7

		(241,376)	(471,496)	(455.5)

Earnings before income taxes and minority interest		1,581,060	2,009,036	1,940.9

Income taxes (note 26)		523,631	577,889	558.3

Earnings before minority interest		1,057,429	1,431,147	1,382.6

Minority interest in earnings of consolidated subsidiaries, net		(235,695)	(148,931)	(143.9)

Net earnings	W	821,734	1,282,216	$1,238.7

Basic earnings per share of common stock in Won and U.S. dollars (note 28)	W	3,802	6,084	$5.88

Diluted earnings per share of common stock in Won and U.S. dollars (note 28)	W	3,313	5,697	$5.50

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2003 and 2004

(In millions of Won and U.S. dollars)

	Common		Capital	Retained	Capital	Minority		2004
	Stock		surplus	earnings	adjustments	interest	Total	(note 3)
Balance at January 1, 2003	W	1,560,998	1,447,951	8,274,482	(3,386,959)	1,936,094	9,832,566
Net earnings		—	—	821,734	—	—	821,734
Retirement of treasury stock		—	—	(1,198,499)	—	—	(1,198,499)
Dividends		—	—	(212,887)	—	—	(212,887)
Cumulative effect of an accounting change		—	—	(1,530)	—	(2,198)	(3,728)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities		—	—	—	(768,362)	2,541	(765,821)
Unrealized losses on equity securities of affiliates		—	—	—	1,575	1,937	3,512
Decrease of treasury stock, net (note 22)		—	—	—	149,627	—	149,627
Loss on retirement of treasury stock		—	—	—	(9,753)	—	(9,753)
Stock options		—	—	—	6,192	774	6,966
Changes in translation adjustments of foreign subsidiaries		—	—	—	2,087	160	2,247
Changes in subsidiaries included in consolidation		—	—	—	—	27,379	27,379
Acquisition of additional equity in consolidated subsidiaries			(165,642)	—	—	(260,410)	(426,052)
Equity change of subsidiary from merger transaction		—	26,181	—	—	(92,958)	(66,777)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	235,695	235,695
Other		—	122	—	—	289	411

Balance at December 31, 2003	W	1,560,998	1,308,612	7,683,300	(4,005,593)	1,849,303	8,396,620	$8,111.9

Net earnings		—	—	1,282,216	—	—	1,282,216	1,238.7
Retirement of treasury stock in consolidated subsidiaries		—	(14,784)	—	—	(135,069)	(149,853)	(144.8)
Dividends (note 27)		—	—	(632,276)	—	—	(632,276)	(610.8)
Dividends in consolidated subsidiaries		—	—	—	—	(50,037)	(50,037)	(48.3)
Increase (decrease) in unrealized gains (losses) on available-for- sale securities		—	—	—	32,596	(1,418)	31,178	30.1
Unrealized losses on equity securities of affiliates		—	—	—	(4,041)	(1,281)	(5,322)	(5.1)
Stock options		—	—	—	4,941	1,188	6,129	5.9
Changes in translation adjustments of foreign subsidiaries		—	—	—	3,012	(2,814)	198	0.2
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	148,931	148,931	143.9
Other		—	(2,211)	—	33	774	(1,404)	(1.3)

Balance at December 31, 2004	W	1,560,998	1,291,617	8,333,240	(3,969,052)	1,809,577	9,026,380	$8,720.4

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2004

(In millions of Won and U.S. dollars)

				2004
	2003		2004	(note 3)
Cash flows from operating activities:
Net earnings	W	821,734	1,282,216	$1,238.7
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		3,393,175	3,403,639	3,288.2
Amortization		364,051	393,849	380.5
Provision for doubtful accounts		363,774	287,073	277.3
Provision for retirement and severance benefits		1,067,076	281,453	271.9
Equity in losses of affiliates		30,270	79,350	76.7
Loss on disposition of property, plant and equipment		122,966	103,513	100.0
Loss (gain) on foreign currency translations, net		27,555	(546,335)	(527.8)
Loss (gain) on disposition of available-for-sale securities, net		(772,901)	15,115	14.6
Impairment loss on available-for-sale securities		43,993	5,831	5.6
Impairment loss on held-to-maturity securities		—	42,078	40.7
Deferred income tax expense		46,294	106,964	103.3
Minority interest in earnings of consolidated subsidiaries		235,695	148,931	143.9
Changes in operating assets and liabilities:
Notes and accounts receivable – trade		(742,487)	(361,316)	(349.1)
Accounts receivable – other		(387,518)	(93,936)	(90.7)
Inventories		(197,478)	(15,564)	(15.0)
Other asset (long-term accounts receivable – trade)		126,900	(266,813)	(257.8)
Notes and accounts payable – trade		(143,425)	(150,771)	(145.7)
Accounts payable – other		60,928	(107,901)	(104.2)
Advance receipts from customers		(25,359)	22,850	22.1
Accrued expenses		(5,792)	35,647	34.4
Withholdings		(23,451)	40,346	39.0
Income taxes payable		(240,025)	(540)	(0.5)
Payment of retirement and severance benefits		(1,020,940)	(93,178)	(90.0)
Severance benefits insurance deposit		(180,801)	(119,568)	(115.5)
Other, net		226,166	226,434	218.8

Net cash provided by operating activities	W	3,190,400	4,719,367	$4,559.4

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2003 and 2004

(In millions of Won and U.S. dollars)

				2004
	2003		2004	(note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	W	(3,209,376)	(2,971,376)	$(2,870.6)
Proceeds from sale of property, plant and equipment		253,137	109,469	105.7
Decrease in accounts receivable – other		215,021	—	—
Decrease (increase) in short-term financial instruments		758,916	(923,223)	(891.9)
Purchases of available-for-sale securities		(315,553)	(499,370)	(482.4)
Purchases of held-to-maturity securities		(11,412)	(3,182)	(3.1)
Purchases of equity securities of affiliates		(83,890)	—	—
Proceeds from sale of available-for-sale securities		210,121	589,977	570.0
Proceeds from maturity of held-to-maturity securities		218	12,992	12.5
Proceeds from sale of equity securities of affiliates		18,480	2,057	2.0
Decrease in other current assets		560,208	184,753	178.5
Decrease (increase) in other assets		123,258	(119,908)	(115.8)

Net cash used in investing activities		(1,480,872)	(3,617,811)	(3,495.1)

Cash flows from financing activities:
Payment of dividends		(213,308)	(683,208)	(660.0)
Proceeds from sale of accounts receivable		512,000	—	—
Proceeds from short-term borrowings, net		(484,696)	(193,097)	(186.6)
Repayment of long-term debt		(1,989,381)	(2,178,028)	(2,104.2)
Proceeds from issuance of long-term debt		1,285,653	3,235,976	3,126.2
Decrease in refundable deposits for telephone installation		(306,211)	(140,720)	(135.9)
Increase (decrease) in other long-term liabilities		(2,781)	3,905	3.8
Reacquisition of treasury stock		(412,247)	—	—
Proceeds from sale of treasury stock		39,312	—	—
Reacquisition of treasury stock in consolidated subsidiaries		(69,747)	(151,308)	(146.2)
Acquisition of additional equity interest in consolidated subsidiaries		(426,052)	(609)	(0.6)
Other, net		2,247	594	0.6

Net cash used in financing activities		(2,065,211)	(106,495)	(102.9)

Net increase in cash and cash equivalents from change of subsidiaries in consolidated financial statements		29,862	—	—

Net increase (decrease) in cash and cash equivalents		(325,821)	995,061	961.4

Cash and cash equivalents at beginning of year		1,086,689	760,868	735.0

Cash and cash equivalents at end of year	W	760,868	1,755,929	$1,696.4

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2004

(1)	Organization and Description of Business

KT Corporation (“KT” or the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying consolidated financial statements.

Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2003 and 2004. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated in consolidation.

		Year of	Percentage
	Year of	obtaining	ownership (%)
Subsidiary	establishment	control	2003	2004	Primary business
KT Freetel Co., Ltd. (“KTF”)	1997	1997	46.9	48.7	PCS business
KT Hitel Co., Ltd. (“KTH”)	1991	1992	65.9	65.9	Data communication
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	36.9	36.9	Submarine cable construction and maintenance
KT Powertel Co., Ltd. (“KTP”)	1985	1985	44.8	44.8	Trunk radio system business
KT Networks Corporation (“KTN”)	1986	1986	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.	1988	1988	93.8	93.8	Public telephone maintenance
Korea Telecom America, Inc.	1993	1993	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc.	1994	1994	100.0	100.0	Foreign telecommunication business
New Telephone Company, Inc. (“NTC”)	1993	1998	72.5	72.5	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	1999	100.0	100.0	Foreign telecommunication business
KTF Technologies Inc. (“KTFT”)*	2001	2002	57.4	70.8	PCS handset development
KT Commerce Inc. (“KTC”)**	2002	2002	100.0	100.0	B2C, B2B service
KT Rental Corp. (“KTR”)***	1999	2003	98.8	—	Rental service
KT China Co., Ltd. (“KTCC”)	2003	2003	100.0	100.0	Foreign telecommunication business

*	The 70.8% ownership percentage in KTFT represents the ownership of this entity by KTF.

**	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).

***	The 98.8% ownership percentage in KTR represents the ownership of this entity by KTN.

On March 6, 2003, KTICOM Co., Ltd. (“KTICOM”) was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which resulted in a decrease in the Company’s equity ownership interest. In addition, during 2003, the Company acquired an additional 15,532,846 shares of KTF for W399,996 million, increasing its equity ownership interest to 46.9%. The amount paid by KT exceeded the proportionate net assets of KTF by W165,642 million. This difference was recorded as a reduction to capital surplus. In 2004, KTF reacquired 7,073,200 shares of its common stock and retired these treasury shares amounting to W149,800 million by a charge to its retained earnings. Accordingly, the Company’s equity ownership interest in KTF increased from 46.9% to 48.7%.

KTP acquired Anam Telecom Ltd. on February 5, 2003. As a result, the Company’s equity ownership interest decreased to 44.8%.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

In March 2003, the Company invested W1,245 million in KTCC, which is a wholly-owned subsidiary located in China.

In June 2004, KTF purchased an additional 555,555 shares of KTFT for W13,000 million. As a result, KTF’s equity ownership interest in KTFT increased to 70.8% as of December 31, 2004.

In January 2004, KTN, a subsidiary of KT, purchased an additional 1.2% of KTR shares. As a result, KTN’s equity ownership interest in KTR increased to 100.0%. In addition, KTR was merged into KTN on April 27, 2004.

As of December 31, 2004, KT has issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

Subsidiary	Millions
KTSC	W	60,540
NTC		12,526

	W	73,066

Significant account balances which occurred in the normal course of business with and between subsidiaries as of December 31, 2003 and 2004 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Balance Sheet Items	2003		2004
Notes and accounts receivable — trade	W	113,890	208,815
Accounts receivable — other		19,179	16,713
Convertible notes		332,375	347,814
Accounts payable — other		188,054	193,794
Key money deposits		48,895	41,599

Significant account balances which occurred in the normal course of business with equity method investees as of December 31, 2003 and 2004 are summarized as follows:

			Millions
Transaction Parties		Balance Sheet Items	2003		2004
KT	KDB	Trade notes and accounts receivable	W	4,079	54,664
KT	Other	Trade notes and accounts receivable		1,526	1,120
KT	Infotech	Accounts payable		19,348	23,374
KT	eNtoB	Accounts payable		16,462	16,669
KT	KOID	Accounts payable		13,169	14,757
KT	KTRD	Accounts payable		12,664	6,633
KT	KOIS	Accounts payable		8,852	9,538
KT	Other	Accounts payable		1,178	1,963

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(a)	Basis of Presenting Consolidated Financial Statements, Continued

Significant transactions which occurred in the normal course of business with and between subsidiaries are eliminated in the course of consolidation for the years ended December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Operating revenues	W	695,685	891,233
Operating expenses		835,728	1,124,463
Contributions received for losses on universal telecommunications services		44,250	25,557
Other income		10,103	10,307

Significant transactions which occurred in the normal course of business with equity method investees for the years ended December 31, 2003 and 2004 are summarized as follows:

			Millions
Transaction Parties		Income Statement Items	2003		2004
KT	KDB	Sales	W	47,337	131,685
KT	KOID	Sales		8,942	10,676
KT	KOIS	Sales		6,480	7,934
KT	Other	Sales		1,367	1,872
KT	KOID	Purchases		96,944	102,624
KT	KTRD	Purchases		66,361	74,058
KT	KOIS	Purchases		66,148	71,778
KT	Infotech	Purchases		59,097	43,499
KT	NtoB	Purchases		33,101	86,406
KT	Other	Purchases		7,069	7,321

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(d)	Allowance for Doubtful Accounts, Continued

Changes in the allowances for doubtful accounts for the years ended December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Balance at beginning of year	W	430,066	646,273
Increase due to the changes of consolidated subsidiaries		65	—
Provision		363,774	287,073
Write-offs		(147,632)	(230,711)

Balance at end of year	W	646,273	702,635

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. Effective January 1, 2004, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 10 “Inventories”. Through 2003, a valuation loss incurred when the market value of inventory falls below its carrying amount was reported as a non-operating expense. In 2004, in accordance with SKAS No. 10, the Company included inventory valuation losses in its cost of goods sold (“a component of operating expenses”). The Company recognized inventory valuation losses of W21,471 million included in cost of goods sold for the year ended December 31, 2004. As allowed by this standard, the Company did not reclassify prior year balances because the amount was not material.

(f)	Investments in Securities

Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Such determination should be reassessed at each balance sheet date.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(f)	Investments in Securities, Continued

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary right on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies. Investments in funds which are not classified as trading securities shall be classified as available-for-sale securities and be stated at cost.

Trading securities shall be classified as current assets, whereas available-for-sale securities and held-to-maturity securities shall be classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, shall be classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date shall be classified as current assets.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies except funds, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influences may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated (see note 2(a)), the Company generally presumes that the investee is under significant influence. In addition, certain funds which meet the above criteria are nevertheless excluded from equity method accounting and instead accounted for as available-for-sale securities and recorded at cost.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill or other intangibles is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill or other intangibles for impairment.

Some investee companies depreciate their machinery and equipment by the straight-line method in accordance with Korean GAAP considering the attributes and nature of the underlying assets. Accordingly, the Company does not conform the depreciation method of those investees to the declining-balance method used by the Company.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at the average rate during the year and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(g)	Investment Securities under the Equity Method of Accounting, Continued

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to income as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, and the assets of some subsidiaries which are depreciated using the straight-line method) based on the following estimated useful lives of the related assets:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment, furniture and fixtures	2-8

Prior to January 1, 2003, the Company capitalized interest costs on all borrowings incurred prior to completion of the acquisitions, as part of the cost of qualifying assts. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. In accordance with this standard, the Company elected to no longer capitalize interest costs. Accordingly, the Company recognizes interest costs and other financial charges on borrowings associated with the manufacture, purchase, or construction of property, plant and equipment as an expense in the period in which they are incurred.

The Company reviews for impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(i)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction of the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

(j)	Intangible Assets

(i)	Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s equity as of the most recently audited or reviewed balance sheet date is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus). Goodwill is amortized over its estimated useful life of 4 to 10 years.

Amortization of goodwill of W294,306 million and W212,210 million for the years ended December 31, 2003 and 2004, respectively, and amortization of negative goodwill of W518 million for the years ended December, 31 2003 and 2004, are included in operating expenses and other income, respectively, in the consolidated statements of earnings.

(ii)	Other Intangible Assets

Other intangible assets, consisting of exclusive rights usage and software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii)	Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, internal use software development costs, after technological feasibility test, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company expensed research and development costs of W244,625 million and W265,207 million for the years ended December 31, 2003 and 2004, respectively. In addition, the Company capitalized development costs, which consist of software, of W61,736 million and W103,374 million for the years ended December 31, 2003 and 2004, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(j)	Intangible Assets, Continued

The Company reviews for impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Valuation of Receivables at Present Value

Receivables arising from extended payment terms which generally involve sales of personal communication service (“PCS”) handsets, are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables and is amortized using the effective interest method over the payment period. The amount amortized is included in interest income.

(l)	Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(m)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to W519,377 million and W638,945 million as of December 31, 2003 and 2004, respectively, are reflected in the accompanying consolidated balance sheets as a deduction from the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction from retirement and severance benefit liability. The cumulative balances of such transfers to the National Pension Fund were W729 million and W525 million as of December 31, 2003 and 2004, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(n)	Customer Call Bonus Program

The Company records an estimated liability for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities in the accompanying consolidated balance sheets. The liability is adjusted periodically based on points earned, points redeemed and changes in estimated costs.

(o)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(p)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when a cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to customers. The non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Prior to April 15, 2001, customers could choose between alternative plans for initiating basic telephone services. Under these alternatives, customers could elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues upon commencement of service.

(q)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2003 and 2004, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,197.8 to US$1 and W 1,043.8 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of qualifying assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

(r)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(r)	Derivatives, Continued

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations.

(s)	Leases

The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards. If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

—	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

—	The lease has a bargain purchase option.

—	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

—	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed on a straight-line basis over the lease term.

(t)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on marketable investments in equity securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u)	Dividends Payable

Dividends are recorded when approved by the board of directors and stockholders.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(v)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When the options are exercised, equity is increased by the amount of the proceeds received, and the values of options exercised and credited to the capital adjustment account. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment account are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment account are reversed to capital surplus.

(w)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the common share and, therefore the effect would have been antidilutive.

(x)	Use of Estimates

The preparation of consolidated financial statements in conformity with Korean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(y)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries are presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(z)	Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated into Korean Won at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the fiscal year. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(aa)	Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gains or losses on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity.

(ab)	Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. SKAS No. 10, No. 12 and No. 13 were adopted by the Company as of January 1, 2004. SKAS No. 15 “Equity Method Accounting”, No. 16 “Income Taxes”, and No. 17 “Provisions, Contingent Liabilities and Contingent Assets” become effective for the Company on January 1, 2005 according to the effective date set forth by each SKAS. The Company does not expect the adoption of these standards to have a material impact on the financial statements.

(3)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2004, have been translated into United States dollars at the rate of W1,035.1 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Cash on hand	W	380	65
Checking accounts		3,919	5,751
Passbook accounts		17,859	22,290
Cash in transit		541,918	424,884
Time deposits		196,792	1,302,939

	W	760,868	1,755,929

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(5)	Restricted Deposits

There are certain amounts included in cash and cash equivalents and short-term and long-term financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2003 and 2004 as follows:

	Millions
	2003		2004
Cash and cash equivalents	W	1,038	—
Short-term financial instruments		3,127	5,800
Long-term financial instruments		61	92

	W	4,226	5,892

(6)	Inventories

Inventories as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
PCS handsets	W	225,809	282,652
Valuation allowance		—	(21,471)
Construction and repair materials		72,924	29,331
Other		66,100	83,807

	W	364,833	374,319

(7)	Other Current Assets

Other current assets as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Current portion of long-term loans to employees	W	118,629	136,047
Prepaid expenses		28,412	28,203
Prepayments		49,371	74,030
Accrued interest income		8,359	25,098
Refundable deposits		8,721	4,154
Short-term loans		6,526	271
Receivables from derivative contracts (note 23)		9,070	2,661
Other		956	189

	W	230,044	270,653

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8)	Investments in Securities

Investments in securities as of December 31, 2003 and 2004 are summarized as follows:

(a)	Trading securities (fair value)

	Millions
	2003		2004
Mutual funds	W	52,397	6,186

(b)	Available-for-sale securities

(i)	Equity securities

	Percentage
	of ownership (%)		Millions
	2003	2004	2003		2004
Current assets:
Knowledge Plant, Inc.*	4.4	4.4		7,272	1,625
Mobilians Co., Ltd.*	—	12.2		—	4,893

			W	7,272	6,518

Investment assets:
New Skies Satellites N.V.	1.4	—	W	15,917	—
Intelsat, Ltd.	0.7	0.7		6,222	6,222
Inmarsat Ventures plc	2.3	—		15,015	—
Inmarsat Group holdings., Ltd.	—	2.3		—	653
Real Telecom Corporation	6.5	6.5		721	721
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
KT Internal Venture Fund No. 1	89.3	89.3		3,303	3,303
KT Internal Venture Fund No. 2	90.0	94.3		3,000	5,000
Mirae Asset Securities Co., Ltd.	9.6	4.4		11,960	5,000
Korea Telecom Venture Fund No. 1	90.0	90.0		18,000	18,000
Sky Life Contents fund	22.5	22.5		4,500	4,500
Korea Information Technology Fund	33.3	33.3		100,000	100,000
Kookmin Credit Information Inc.	13.0	13.0		1,202	1,202
On Game Network Inc.	19.5	19.5		1,061	1,061
GaeaSoft Corp.*	2.1	2.1		913	514
KRTnet Corporation*	7.5	7.5		4,454	3,634
Sports Toto	6.7	6.7		13,500	13,500
VACOM Wireless, Inc.	16.8	16.8		1,880	719
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		4,456	4,456
Onse Telecom	6.4	8.6		4,605	6,181
Wide Telecom, Inc*	0.5	0.5		24	11
Dalsvyaz*	2.6	2.6		234	204
Other	—	—		13,684	22,078

			W	229,301	201,609

*	Investments in these equity securities are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8)	Investments in Securities, Continued

(b)	Available-for-sale securities, Continued

(i)	Equity securities, Continued

The Company recognized an impairment loss on available-for-sale securities of W43,993 million and W5,831 million for the years ended December 31, 2003 and 2004, respectively. These charges were related to other-than-temporary declines in the value of the investee companies.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of W211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus cash of W122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sale securities in the amount of W775,241 million for the year ended December 31, 2003. Subsequent to January 10, 2003, the Company no longer has any shares of SK Telecom.

(ii)	Debt securities

		Millions
	Maturity	2003		2004
Current assets:
Beneficiary certificates	2005	W	216,105	251,285
Equity-linked securities	—		63,380	—

		W	279,485	251,285

Investment assets:
KTF Second Securitization Specialty Co., Ltd.	—		19,254	—
Other	—		12,087	17,148

		W	31,341	17,148

On April 11, 2002, the Company purchased equity-linked securities from an investment bank. The value of the equity-linked securities were linked to the weighted-average quoted price of SK Telecom stock. The Company’s investments in the equity-linked securities were recorded at fair value and unrealized holding gains and losses were recorded as a separate component of stockholder’s equity. The equity-linked securities were tested for impairment during 2003 because of the decrease of the quoted market value of the SK Telecom shares. As a result of this impairment test, the Company recognized an impairment loss amounting to W35,137 million on the equity-linked securities for the year ended December 31, 2003. As of December 31, 2003, the equity-inked securities also had unrealized losses recorded within stockholders’ equity of W34,078 million. During 2004, the Company disposed of its equity-linked securities and recognized a realized loss on disposition of available-for-sale securities amounting to W54,806 million.

(iii)	Changes in unrealized gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2004 are summarized as follows:

	Millions
Beginning balance	W	(24,799)
Realized losses on disposition of securities		27,844
Changes in unrealized gains and losses, net		4,752

Net balance at end of year	W	7,797

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8)	Investments in Securities, Continued

(c)	Held-to-maturity securities

	Millions
	2003		2004
Current assets:
Government and municipal bonds	W	5,712	1,660

Investment assets:
Government and municipal bonds		11,495	2,501
Beneficiary certificates (note 23(j))		99,914	88,667
Other		—	3,236

	W	111,409	94,404

During 2003, KTF acquired beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (see note 23(j)). During 2004, KTF recognized the difference between fair value and acquisition cost as impairment loss of W42,078 million, which may arise from the uncollectability of the trade accounts and notes receivable.

(9)	Investments in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2003 and 2004 are summarized as follows:

	Percentage		Millions
	Ownership (%)		2003			2004
	2003	2004	Net asset		Book value	Net asset	Book value
Listed*:
Hallim Venture Capital Corporation (“HVCC”)	25.3	25.3	W	7,700	3,512	2,466	—

Unlisted:
Mongolian Telecommunications Co.	40.0	40.0		4,982	4,982	8,183	8,183
Korea IT Venture Partners Inc.	28.0	28.0		9,227	9,227	9,228	9,228
KBSi Co., Ltd.	32.4	32.4		1,386	1,386	1,667	1,667
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,601	8,601	8,777	8,777
eNtoB Corp.	23.8	23.8		3,420	3,420	3,803	3,803
KT Infotech Corporation	15.6	15.6		4,350	3,955	3,334	3,059
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0		1,964	1,921	2,172	2,172
Korea Digital Satellite Broadcasting Co. (“KDB”)	29.9	29.9		40,411	89,885	(2,191)	—
Korea Information Data Corp.	19.0	19.0		6,864	6,864	9,138	9,138
Korea Information Service Corp.	19.0	19.0		4,552	4,552	6,007	6,007
KT Instrument & Communication Corp.	19.0	19.0		309	309	354	354
Bank Town Co., Ltd.	19.0	19.0		444	433	569	569
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		293	293	—	—
Sports TOTO On-Line	30.0	30.0		1,450	1,450	1,104	1,104

			W	95,953	140,790	54,611	54,061

*	The quoted market value (based on the closing KOSDAQ price) of HVCC as of December 31, 2004 is W2,990 million.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9)	Investments in Equity Securities of Affiliated Companies, Continued

In December 2003, the Company purchased an additional 11,770,000 shares of KDB for W82,390 million including W49,119 million of investor-level goodwill. After making this cash purchase, the Company’s equity ownership interest increased to 29.9%. In 2004, the Company impaired investor-level goodwill of W37,030 million related with KDB due to continuous operating losses. This impairment loss was recorded as a component of equity in losses of affiliates. In addition, in 2004, KDB issued 11,875,000 shares of callable preferred stock, which has no voting rights, amounting to W94,028 million to a third party. In the calculation of the Company’s equity ownership interest in KDB’s net assets, the Company excluded the proceeds from the preferred stock issuance.

The Company has recorded unrealized losses of W2,691 million and W6,732 million relating to the above affiliates as of December 31, 2003 and 2004, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

The Company received dividends of W554 million and W333 million in the aggregate from affiliates for the years ended December 31, 2003 and 2004.

(10)	Insurance

Property, plant and equipment are insured against fire damage up to an amount of W1,237,621 million and W1,619,139 million as of December 31, 2003 and 2004, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(11)	Other Assets

Other assets as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Frequency usage right, net (note 12)	W	1,208,429	1,115,996
Long-term loans to employees		565,556	475,319
Leasehold rights and deposits		330,747	313,302
Goodwill		944,326	731,694
Negative goodwill		(2,071)	(1,553)
Other intangible assets, net		276,714	338,552
Long-term accounts receivable — trade		48,438	139,740
Long-term accounts receivable — other		17,361	17,368
Deferred income tax assets (note 26)		415,396	373,726
Other		133,064	71,434

	W	3,937,960	3,575,578

(12)	Frequency Usage Right

During 2001, KTICOM acquired an IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for W1,300 billion. KTICOM was merged into KTF on March 6, 2003. The Company paid 50%, or W650 billion, of this amount in 2001 and the net present value of the remaining W650 billion unpaid balance is recorded as long-term accounts payable — other in the accompanying consolidated balance sheet as of December 31, 2004. This right have a contractual life of 15 years and are amortized based on the date commercial service is initiated through the end of their contractual life. The Company began amortizing the frequency usage right on December 1, 2003.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(12)	Frequency Usage Right, Continued

The net amount of the frequency usage right as of December 31, 2003 and 2004 is as follows:

	Millions
	2003		2004
Frequency usage right	W	1,216,223	1,216,223
Less: Accumulated amortization		(7,794)	(100,227)

	W	1,208,429	1,115,996

Long-term accounts payable — other related to frequency usage right is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of the frequency use license. The balances as of December 31, 2003 and 2004 are as follows:

	Millions
	2003		2004
Long-term accounts payable — other	W	650,000	650,000
Less: Present value discount		(131,239)	(111,793)

	W	518,761	538,207

The maturities of the Company’s long-term accounts payable — other related to frequency usage right outstanding as of December 31, 2004 are as follows:

Year	Millions
2005	W	—
2006		—
2007		90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	W	650,000

(13)	Short-term Borrowings

Short-term borrowings (all of which mature within one year) as of December 31, 2003 and 2004 are summarized as follows:

	Interest rate	Millions
	per annum (%)	2003		2004
Commercial paper	3.96~4.80%	W	478,000	215,000
Borrowings from banks	4.18~6.00%		119,817	195,883
Short-term borrowings in foreign currency	0.60~4.71%		33,872	27,709

		W	631,689	438,592

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14)	Other Current Liabilities

Other current liabilities as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Key money deposits	W	100,739	104,197
Unearned income		4,932	4,002
Payables from interest rate swap (note 23)		16,077	7,278
Payables from interest currency swap (note 23)		—	99,615
Payables from currency swap (note 23)		3,554	40,799
Payables from currency forward (note 23)		—	10,025
Payables from currency option (note 23)		—	1,349
Other		7,312	9,704

	W	132,614	276,969

(15)	Long-term Debt

Long-term debt as of December 31, 2003 and 2004 is summarized as follows:

	Interest rate		Millions
	per annum (%)	Maturity date	2003		2004
Local currency (Won) debt:
Bonds	4.14~9.20	2005~2014	W	6,425,001	6,850,000
Convertible notes of KTF and KTFT	1.00	2005		38,880	38,600
Convertible notes issued in May 2002	3.00	2005		1,322,563	1,322,530
Borrowings from banks	4.90~7.25	2005~2007		90,680	72,223
Information and Telecommunication Improvement Fund	3.53~6.85	2005~2009		173,070	132,764

				8,050,194	8,416,117

Foreign currency debt:
Convertible notes issued in January 2002 (USD)	0.25	2007		1,483,628	1,178,759
Bonds with warrants (Microsoft) (USD)	4.30	2005		598,900	521,900
Yankee bonds (USD)	7.50~7.63	2006~2007		419,230	365,330
Bonds (USD)	Libor+0.80	2006		179,670	156,570
MTNP notes (USD)	5.88~6.50	2014~2034		—	730,660
Bonds (JPY)	2.64~3.13	2005~2006		263,666	142,146
Loans (USD)	Libor+0.45~
	Libor+3.50	2005~2009		248,451	219,198

				3,193,545	3,314,563

				11,243,739	11,730,680

Add: Premium on bonds				30,997	52,828

Less:
Current portion, net of discount				2,172,510	4,756,067
Discount on bonds				52,478	42,370

			W	9,049,748	6,985,071

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(15)	Long-term Debt, Continued

In June 2004, the Company established a US$1 billion Medium Term Note Program (MTNP). As of December 31, 2004, the Company has issued notes in the amount of US$700 million with a fixed interest rate under the MTNP. The notes are listed on the Singapore Stock Exchange. As of December 31, 2004, the unused portion of the MTNP amounts to US$300 million.

On January 4, 2002, the Company issued convertible notes with face amount of US$1,317.8 million. Holders of convertible notes are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. In November 2004, holders of the convertible notes elected their option to redeem these convertible notes. As a result, as described in note 34, on January 4, 2005, the principal amount of US$1,115.1 million was repaid. Prior to January 1, 2004, convertible notes are not subject to foreign currency translation because convertible notes are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. However, in November 2004, certain holders of the convertible notes elected their option to redeem these convertible notes. As a result of the election by the note holders, the convertible notes are subject to foreign currency translation as of December 31, 2004. Accordingly, the Company has recognized a foreign currency translation gain of W304,870 million for the year ended December 31, 2004. During 2002 and 2003, the Company purchased and retired convertible notes with a face value of US$191.5 million.

During 2002, bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants were entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 without being exercised. The bonds of W521,900 million issued to Microsoft Corp. were repaid on January 4, 2005.

On May 25, 2002, the Company issued convertible notes with a face amount of W1,397,349 million. Holders of the convertible notes are entitled to convert notes into shares of the Company’s common stock from September 25, 2002 to April 25, 2005. The exchange price was W59,400 per share of common stock, which allowed the bondholders to obtain up to 23,524,392 shares. During 2002, 2003 and 2004, due to early retirement of the convertible notes and 13,705 shares of common stock converted, the number of shares allowed to the holders was reduced to 22,264,813 shares. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognizes interest expense on the convertible notes using the effective interest method, and amortization of the redemption premium is recorded as accrued interest expense. Since the issuance of the notes through December 31, 2004, the Company has purchased and retired convertible notes with a face value of W74,000 million and exchanged convertible notes with a face value of W819 million with the Company’s shares.

On December 18, 2003, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$83.7 million for US$85.8 million with a gain on retirement of convertible notes of W7,441 million.

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2004 are as follows:

Fiscal year ending December 31,	Millions
2005	W	4,713,505
2006		1,232,601
2007		1,310,355
2008		857,686
2009		994,796
Thereafter		2,621,737

	W	11,730,680

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(16)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(17)	Accrual for Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Estimated severance benefits liability at beginning of year	W	379,606	245,878
Provision for the year		1,067,076	281,453
Increase due to change of consolidated subsidiaries		600	—
Payments		(1,020,940)	(93,178)
Withdrawal from the National Pension Fund, net		337	204
Payment for deposit of severance benefits insurance		(180,801)	(119,568)

Net balance at end of year	W	245,878	314,789

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of W831,535 million related to this Plan covering approximately 5,500 employees.

(18)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Accrual for customer call bonus points	W	105,391	128,397
Advance receipt		17,099	16,390
Key money deposits from customers		20,963	24,868
Other		5,414	2,188

	W	148,867	171,843

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(19)	Stockholders’ Equity

The composition of holders of common stock as of December 31, 2003 and 2004 are summarized as follows:

			Ownership
	No. of shares owned		percentage
	2003	2004	2003	2004
Employee Stock Ownership Associations	16,394,226	16,174,934	5.76%	5.68%
National Pension Corporation	9,461,792	10,654,638	3.32%	3.74%
Treasury stock	74,090,974	74,090,418	26.01%	26.01%
Others, including private companies	184,902,408	183,929,410	64.91%	64.57%

	284,849,400	284,849,400	100.00%	100.00%

Changes in common stock for the years ended December 31, 2003 and 2004 are as follows:

	Number of
	shares issued	Millions
Balance at January 1, 2003	309,077,659	W	1,560,998

Retirement of treasury stock on January 6, 2003	15,454,659		—
Retirement of treasury stock on June 20, 2003	2,937,000		—
Retirement of treasury stock on December 9, 2003	5,836,600		—

Balance at December 31, 2003	284,849,400	W	1,560,998

Retirement of treasury stock during 2004	—		—

Balance at December 31, 2004	284,849,400	W	1,560,998

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock.

(20)	Capital Surplus

Capital surplus as of December 31, 2003 and 2004 is summarized as follows:

	Millions
	2003		2004
Paid-in capital in excess of par value	W	1,440,258	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(181,649)	(181,649)
Other, net		50,003	33,008

	W	1,308,612	1,291,617

The line item, “Other, net”, mainly consists of the effects of common stock issuance of subsidiaries, retirement of treasury stock in consolidated subsidiaries and merger between subsidiaries.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(21)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Involuntary reserve:
Legal reserve	W	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		443,416	443,416
Reserve for technology and human resource development		3,334	—
Reserve for social overhead capital		3,333	—
Reserve for business expansion		6,587,325	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947

	W	8,025,854	5,431,862

Retained earnings appropriated to the legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires KT to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. The Company is, however, required to transfer from retained earnings the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resource development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

(22)	Treasury Stock

(a)	Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of W100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,259,170 shares as of December 31, 2003 and 2004, respectively.

(b)	Issuance to the notes holders

During 2004, certain holders of convertible notes (as described in note 15), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 556 shares of treasury stock were issued to the note holders.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(22)	Treasury Stock, Continued

(c)	Purchase and retirement of treasury stock

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of the Company’s common stock and cash of W211,868 million on December 30, 2002 and retired these treasury stock for W786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of the Company’s common stock amounting W730,704 million and cash of W122,679 million.

During 2003, the Company initiated a stock buyback and retirement program approved by the Board of Directors. The Company reacquired 8,773,600 shares of treasury stock during 2003 and retired these treasury shares amounting to W411,833 million by a charge to retained earnings. As of December 31, 2004, no amounts under the stock buyback and retirement programs are outstanding.

(d)	Sale and contribution to Employee Stock Ownership Association

On August 28, 2003, the Company sold 1,803,296 shares of treasury stock to the KT Employee Stock Ownership Association (“ESOA”). The difference between carrying value and the fair value of W13,886 million was recorded as a loss on retirement of treasury stock and the difference between the fair value and the sales proceeds of W40,754 million was expensed in 2003.

Changes in treasury stock for the years ended December 31, 2003 and 2004 are as follows:

	2003			2004
	Number			Number
	of shares	Millions		of shares	Millions
Balance at beginning of year	76,988,771	W	4,112,225	74,090,974	W	3,962,598
Purchase of the Company’s common stock	23,127,274		1,142,537	—		—
Issuance to convertible note holders	(2,356)		(127)	(556)		(30)
Purchase by trust fund, net	8,840		414	—		—
Retirement of treasury stock	(24,228,259)		(1,198,499)	—		—
Sale and contribution to ESOA	(1,803,296)		(93,952)	—		—

Balance at end of year	74,090,974	W	3,962,598	74,090,418	W	3,962,568

(23)	Commitments and Contingencies

(a)	Legal matters

On February 20, 2001, the Fair Trade Commission alleged that the Company had unfairly assisted its affiliates by paying them unreasonably high service fees through the violation of the Fair Trade Laws. The Fair Trade Commission imposed a fine of approximately W30,700 million, and the Company expensed W30,700 million for this claim during 2001. In November 2004, the Seoul High Court partially reversed the Fair Trade Commission’s decision and decreased the fine from W30,700 million to W2,400 million. As of December 31, 2004, the ruling of the Seoul High Court’s decision is not reflected in the accompanying consolidated financial statements. The Company believes that the Fair Trade Commission will appeal to the Supreme Court of Korea.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(23)	Commitments and Contingencies, Continued

(a)	Legal matters, Continued

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to W111,230 million as of December 31, 2004. Management believes that the ultimate settlement of these matters, and the matter described in the previous paragraph, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	Interest rate swaption

During 2002, the Company entered into interest rate swaption contract with Citibank for variable rates of interest in place of fixed rates of interest. Details of the interest rate swaption contract outstanding as of December 31, 2004 are as follows:

	Swaption				Fixed	Variable
	premium		Notional		interest rate	interest
Bank	(millions)		amount		(1 year)	rate (3 months)	Exercise date	Type
Citibank	W	1,913	W	100,000	7.9%	91-Day CD rate	April 25, 2005	Selling

Under the interest rate swaption contract, the Company recognized a valuation gain of W2,448 million and a valuation loss of W(636) million for the years ended December 31, 2003 and 2004, respectively.

(c)	Interest rate swap

During 2002, 2003 and 2004, the Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. Details of these interest rate swap contracts as of December 31, 2004 are as follows:

	Nominal	Notional		Fixed
	premium	amount		interest	Variable interest	Terminal
Bank	(millions)	(millions)		rate	rate	date
J.P. Morgan	$1.6	US$	150	7.50%	6-month LIBOR +4.32%	June 1, 2006
J.P. Morgan	$0.5	US$	200	7.63%	6-month LIBOR +4.61%	April 15, 2007
Citibank	—	W	110,000	5.29%	3-month LIBOR +1.47%	April 30, 2008
Shinhan Bank	—	W	180,000	6.35%	3-month LIBOR +2.47%
					+Contingent spread	September 30, 2007
Shinhan Bank	—	W	57,810	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS	—	W	57,810	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS	—	W	57,810	4.64%	6-month LIBOR + 0.69%	June 24, 2009
BNP Paribas	—	W	110,000	5.29%	3-month LIBOR +1.54%	April 30, 2008
CSFB	—	W	57,810	4.64%	6-month LIBOR +0.69%	June 24, 2009

Under the interest rate swap contracts, the Company recognized a valuation loss of W (13,645) million and gain of W222 million for the year ended December 31, 2003, and a valuation loss of W(2,943) million and gain of W12,427 million for the year ended December 31, 2004.

In addition, the Company settled two contracts and three contracts in 2003 and 2004, respectively, and recognized a transaction gain of W8,170 million and a transaction loss of W(1,252) million for the years ended December 31, 2003 and 2004, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(23)	Commitments and Contingencies, Continued

(d)	Currency swap

During June 2003, the Company entered into two currency swap contracts for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars. Details of these currency swap contracts as of December 31, 2004 are as follows:

	Receiving		Paying
	amount		amount		Receiving	Paying	Terminal
Bank	(millions)		(millions)		Interest rate	Interest rate	date
J.P. Morgan	US$	50	W	59,750	4.30% (US$) per year	6.17% (Won) per year	January 3, 2005
J.P. Morgan	US$	150	W	179,760	3-month LIBOR	3-month LIBOR	June 24, 2006
					+ 0.80% (US$)	+2.64% (Won)

Under the currency swap contracts, the Company recognized valuation losses of W(2,429) million and W(37,244) million for the years ended December 31, 2003 and 2004, respectively.

(e)	Interest currency swap

In October 2003, the Company entered into five interest currency swap contracts with financial institutions for principal and the fixed rate of interest denominated in Korean Won in place of principal and the variable rate of interest of long-term debt denominated in U.S. dollars. The principal amounts in Korean Won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges. In addition, during 2004, the Company entered into five interest currency swap contracts with financial institutions for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars. Details of these interest currency swap contracts as of December 31, 2004 are as follows:

	Receiving	Paying	Fixed	Variable
	amount	Amount	interest	interest	Terminal
Bank	(millions)	(millions)	rate (1 year)	rate (6 months)	date
J.P. Morgan	US$50	W55,000~60,000	4.3% (US$)	6-month LIBOR +4.55% (Won)	January 3, 2005
J.P. Morgan(*)	US$100	W115,620	5.9% (US$)	6-month LIBOR +1.87% (Won)
			5.5% (Won)		June 24, 2014
J.P. Morgan(**)	US$200	W231,240	5.5% (Won)	6-month LIBOR +0.69% (Won)
				5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$100	W116,400	5.0% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$50	W53,325	4.7% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Citibank	US$25	W27,500~30,000	4.3% (US$)	6-month LIBOR +4.45% (Won)	January 3, 2005
UBS	US$25	W27,500~30,000	4.3% (US$)	6-month LIBOR +4.45% (Won)	January 3, 2005
Deutsche Bank	US$50	W55,000~60,000	4.3% (US$)	6-month LIBOR +4.57% (Won)	January 3, 2005
Deutsche Bank	US$50	W53,325	4.7% (Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Shinhan Bank	US$50	W55,000~60,000	4.3% (US$)	6-month LIBOR +4.45% (Won)	January 3, 2005

(*)	The interest will be received at 5.9% (US$) and paid at 6-month LIBOR +1.87% (Won) every six months over the first five years. Then, the interest will be received at 5.9% (US$) every six months and paid at 5.5% (Won) per year over the following five years.

(**)	The interest will be received at 5.9%-contingent spread (US$) and paid at 6-month LIBOR+0.69% (Won) every six months over the first five years. Then, the interest will be received at 5.9%-contingent spread (US$) every six months and paid at 5.5% (Won) per year over the following five years.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(23)	Commitments and Contingencies, Continued

(e)	Interest currency swap, Continued

Under the interest currency swap contracts, the Company recognized valuation gain of W5,083 million and valuation loss of W(105,899) million for the years ended December 31, 2003 and 2004, respectively.

(f)	Currency Forward

During 2004, the Company entered into eight currency forward contracts related to the convertible notes which are due on January 4, 2005 (note 15) with financial institutions. As of December 31, 2004, these fixed amount US dollar forward contracts amounting to $870 million are outstanding with a terminal date of January 3, 2005. Under the currency forward contracts, the Company recognized a valuation loss of W(10,025) million and a valuation gain of W164 million, respectively, for the year ended December 31, 2004.

In 2004, KTFT and KTSC, subsidiaries of KT, entered into eight currency forward buying contracts with financial institutions. As of December 31, 2004, one currency forward contract amounting to $3.4 million in KTSC is outstanding with a terminal date of March 7, 2005. Under the currency forward contract, KTSC recognized a valuation gain of W42 million for the year ended December 31, 2004.

During 2004, KTFT settled seven contracts at the terminal date and recognized a transaction loss of W(730) million and gain of W508 million for the year ended December 31, 2004.

(g)	Currency option

In 2004, KTF has entered into two currency option contracts with Shinhan Bank. Each currency option contract consists of a call and put option. The details of the currency option contracts as of December 31, 2004 are as follows:

	Contract		Fixed
	amount		Exchange	Terminal
Bank	(millions)	Position	rate	date
Shinhan Bank	JPY 2,000	JPY Call / JPY Put	10.30~10.85	May 24 2005
Shinhan Bank	JPY 2,000	JPY Call / JPY Put	10.65~13.40	April 20, 2006

Under these currency option contracts, KTF recognized a valuation loss of W(1,349) million for the year ended December 31, 2004.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(23)	Commitments and Contingencies, Continued

(h)	Loans and Borrowings

As of December 31, 2004, the Company has entered into bank overdraft agreements with two banks for borrowings up to W750,000 million and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank. In addition, the Company has received letter of credits up to US$35 million with four banks.

In October 2004, the Company has entered into revolving stand-by credit line agreements with 12 banks for borrowing up to US$200 million. However, as of December 31, 2004, there is no outstanding amount under these agreements.

As of December 31, 2004, KTP has received letter of credits up to US$4,235 thousand and W1,000 million with three banks.

As of December 31, 2004, KTF has entered into bank overdraft agreements with Shinhan Bank for borrowings up to W50,000 million. The Company also has received letter of credits up to US$20,000 thousand with Shinhan Bank.

In addition, as of December 31, 2004, KTH also has entered into bank overdraft agreements with Korea First bank for borrowings up to W1,000 million.

(i)	Guarantee Provided by a Third Party

As of December 31, 2004, three financial institutions are providing guarantees for the Company covering contract biddings up to US$7,403 thousand, SAR8 million and W57,701 million.

(j)	Disposal of KTF accounts receivable

On November 4, 2003, KTF transferred handset installment receivables of W339,677 million and guarantee insurance and other incident rights to KTF Second Securitization Specialty Co., Ltd. As a result of this disposal, KTF received cash of W312,000 million and subordinate debt securities of W19,254 million, and KTF recognized a loss on disposal of trade accounts and notes receivable of W8,423 million for the year ended December 31, 2003.

In addition, on December 19, 2003, KTF transferred PCS service receivables of W253,247 million as of October 31, 2003, and future trade receivables, which were expected to be incurred until February 28, 2007 to Shinhan Bank Trust. As a result of this disposal, on December 19, 2003, KTF received cash of W200,000 million and beneficiary certificate of W53,247 million. Under this program, KTF sells receivables on a monthly basis. As a result, the beneficiary certificate will change depending on the amount of disposals. KTF recognized a loss on disposal of trade accounts and notes receivable of W1,680 million and W11,816 million for the years ended 2003 and 2004, respectively. As of December 31, 2003 and 2004, the uncollected trade receivables under this program were W301,802 million and W 342,672 million, respectively.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(23)	Commitments and Contingencies, Continued

(k)	Leases

(i)	Operating leases

The Company maintains operating lease agreements for certain machinery and equipment from Macquarie IT KOREA Lease Company and others. Annual future lease payments under operating leases as of December 31, 2004 are as follows:

Year ending December 31,	Millions
2005	W	67,600
2006		66,819
2007		6,268
2008		5,915
2009		5,915
Thereafter		31,621

	W	184,138

(ii)	Capital leases

The Company has capital lease agreements with GE Capital Korea Ltd. for certain machinery and equipment, of which acquisition cost amounts to W22,860 million. Depreciation on the machinery and equipment for the years ended December 31, 2003 and 2004 amounted to W312 million and W4,505 million, respectively. Annual future minimum payments under the lease agreements as of December 31, 2004 are as follows:

Year ending December 31,	Millions
2005	W	4,955
2006		4,955
2007		4,955
2008		4,782
2009		2,123

		21,770

Less: amount representing interest		(1,683)

	W	20,087

(24)	Operating Revenues

Operating revenues for the years ended December 31, 2003 and 2004 are as follows:

	Millions
	2003		2004
Internet services	W	2,369,593	2,606,852
Data communication services		1,083,093	962,627
Telephone services		6,610,982	6,189,290
PCS services		4,164,286	4,799,586
Sales of PCS handsets		1,153,505	1,754,968
Satellite services		119,639	119,412
Other		566,681	635,636

	W	16,067,779	17,068,371

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(25)	Operating Expenses

Operating expenses for the years ended December 31, 2003 and 2004 are as follows:

	Millions
	2003		2004
Salaries and wages	W	2,038,466	1,945,714
Compensation expense (note 29)		6,966	6,129
Provision for retirement and severance benefits, including early retirement payments		1,067,076	281,453
Employee benefits		597,859	503,857
Communications		64,231	56,613
Utilities		181,359	194,350
Taxes and dues		140,291	141,623
Rent		194,330	269,667
Depreciation		3,393,175	3,403,639
Amortization		364,051	393,849
Repairs and maintenance		450,550	488,407
Automobile maintenance		25,682	26,348
Commissions		834,846	1,061,726
Commissions to sales agent		565,082	940,039
Entertainment		4,545	7,903
Advertising		283,969	294,262
Education and training		59,254	50,372
Research and development		244,625	265,207
Travel		37,969	37,342
Supplies		47,096	38,809
Interconnection charges		1,077,082	973,429
Cost of goods sold		1,131,475	1,782,140
Cost of services (commissions for system integration service and other miscellaneous service)		532,424	420,149
International line usage		184,326	194,143
Promotion		376,834	537,927
Provision for doubtful accounts		363,774	287,073
Other		97,992	111,269

		14,365,329	14,713,439
Less: amounts included in construction in progress		(119,986)	(125,600)

	W	14,245,343	14,587,839

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of W831,535 million related to this Plan covering approximately 5,500 employees.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(26)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	2004	2005 and thereafter
Up to W100 million	16.5%	14.3%
Over W100 million	29.7%	27.5%

The components of income tax expense for the years ended December 31, 2003 and 2004 are as follows:

	Millions
	2003		2004
Current income tax expense	W	477,337	470,925
Deferred income tax expense		46,294	106,964

	W	523,631	577,889

(b)	The provision for income taxes calculated using tax rates differs from the actual provision for the years ended December 31, 2003 and 2004 for the following reasons:

	Millions
	2003		2004
Provision for income taxes at normal tax rates	W	469,575	596,684
Tax effect of prior year’s additional income tax payment		16,036	280
Tax effect of permanent differences, net		85,689	39,024
Utilization of loss carryforwards		(40,273)	(32,628)
Investment tax credits		(174,952)	(206,344)
Effect of tax rate change		33,974	6,535
Impairment of deferred tax asset		133,582	174,338

Actual provision for income taxes	W	523,631	577,889

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 33.1% and 28.8% for the years ended December 31, 2003 and 2004, respectively.

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2003 and September 30, 2004 are presented below:

	Millions
	2003		2004
Deferred income tax assets:
Retirement and severance benefits	W	9,309	8,357
Allowance for doubtful accounts		161,473	149,093
Refundable deposits for telephone installation		20,022	18,157
Equity in losses of affiliates		221,957	352,926
Investment securities		50,469	36,669
Tax credit carryforwards		25,816	61,526
Loss carryforwards		80,230	22,283
Other, net		90,355	107,347

Total deferred income tax assets		659,631	756,358

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(26)	Income Taxes, Continued

	Millions
	2003		2004
Deferred income tax liabilities:
Accumulated depreciation	W	28,166	64,708
Accrued interest income		2,257	10,004

Total deferred income tax liabilities		30,423	74,712

Write-off		213,812	307,920

Deferred income tax asset, net	W	415,396	373,726

Following the Company’s acquisition of a controlling financial interest in KTM in July 2000, KTM reassessed its business plan with the Company in KTM’s future business. As part of the revised strategy, KTM’s intent was to seek a merger partner and undertake other operational changes. During December 2000, KTM concluded that it was not likely that it would be able to realize the tax benefit of its loss carryforward and, therefore, wrote off the related deferred tax assets in the amount of W233,496 million as of December 31, 2000 by a charge to deferred income tax expense in 2000.

In 2001, KTM was merged into KTF with the combined entity operating under the name of KTF. Upon the merger in 2001, the Company recognized a deferred tax asset for the net operating loss of KTM. However, subsequent to the initial realization, the Company provided a valuation allowance as a component of income tax expense for this deferred tax asset due to the uncertainty of realization. As a result of KTM’s operating performance in 2001 as well as a change in tax regulations, KTF was able to utilize KTM’s loss carryforward as a benefit to income tax expense in the amount of W150,653 million in 2002, W135,600 million in 2003 and W109,860 million in 2004. As of December 31, 2004, KTF’s remaining loss carryforwards are W181,885 million which will expire during 2005. During 2004, the Company concluded that a portion of this tax loss carryforward was probable of realization in 2005. As a result, the Company recorded an income tax benefit of W13,750 for the portion of the tax loss carryforward that is realizable in 2005. However, KTF concluded that it is not probable that the total tax benefit of the loss carryforward generated by KTM can be realized in 2005 and therefore, did not recognize a deferred income tax asset related to KTM’s remaining loss carryforwards of W131,885 million which are not expected to be realized in 2005 and will expire at the end of 2005.

The Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates within the near future, which is construed usually to mean 5 years and, therefore, wrote off the related deferred income tax assets in the amount of W133,582 million and W169,963 million by a charge to deferred income tax expense for the years ended December 31, 2003 and 2004, respectively.

In addition, in April 2004, KTR was merged into KTN, a subsidiary of KT, and KTN wrote off the deferred tax assets in the amount of W4,375 million.

During 2003, the Korea National Tax Service initiated a tax audit of the Company for the periods from 1998 to 2002. In September 2003, the Company received a final notice from the Korea National Tax Service asserting income tax deficiencies. As a result of the tax audit, the Company paid W67,410 million which consisted of W1,639 million of deferred income tax asset and W65,771 million of prior year’s income tax expense for the year ended December 31, 2003.

During 2004, the Korea National Tax Service initiated a tax audit with the Company for a stock transaction which took place in 2000. For the year ended December 31, 2004, the Company recognized a deferred income tax asset of W65,294 million and a prior year’s income tax expense of W943 million, respectively, from the cash payment related to this tax audit.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(27)	Dividends

(a)	Interim dividends

On July 29, 2004, an interim dividend was declared by the Board of Directors and the Company paid this dividend to common shareholders on August 13, 2004. Dividends relating to each of the year’s earnings based upon the par value of common stock are as follows:

	Rate		Millions
	2003	2004	2003		2004
Dividends paid	—	20.0%	W	—	210,759

(b)	Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. Dividends relating to each of the year’s earnings based upon the par value of common stock are as follows:

	Rate		Millions
	2003	2004	2003		2004
Dividends proposed	40.0%	40.0%	W	421,517	421,518

Proposed dividends of W421,518 million were not recorded in the 2004 financial statements. They will be recorded upon the approval by the shareholders in 2005.

(28)	Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2003 and 2004 are calculated as follows:

	Millions
	(except number of shares
	and earnings per share)
	2003		2004
(a) Basic earnings per share

Net earnings	W	821,734	1,282,216
Weighted-average number of shares of common stock (in thousands)		216,106	210,759

Basic earnings per share (in Won)	W	3,802	6,084

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(28)	Earnings Per Share, Continued

	Millions
	(except number of shares
	and earnings per share)
	2003		2004
(b) Diluted earnings per share

Net earnings	W	821,734	1,282,216
Adjustments:
Interest expense on convertible notes		51,373	46,662

Net earnings available for common and common equivalent shares		873,107	1,328,878
Weighted-average number of common and common equivalent shares (in thousands)		263,556	233,270

Diluted earnings per share (in Won)	W	3,313	5,697

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the year. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of December 31, 2003 and 2004 are as follows:

	No. of potentially dilutive shares
	(thousands)
	2003	2004
Convertible notes (note 15)	45,770	22,511
Stock options (note 29)	616	512

Stock options were not considered in the determination of diluted earnings per share in 2003 and 2004 because of the anti-dilutive effect on the exercise of stock options.

(29)	Stock Options

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant
Grant date	2002.12.26	2003. 9.16	2003.12.12
Exercise price (in Won)	70,000	57,000	65,000
Number of shares	371,632	34,200	106,141
Exercise period	2004.12.27~2009.12.26	2005.9.17~2010.9.16	2005.12.13~2010.12.12
Valuation method	Fair value	Fair value	Fair value
	(Black-Scholes model)	(Black-Scholes model)	(Black-Scholes model)

The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of W70,000 per share. However, the number of stock options decreased to 371,632 shares and the total cost of compensation decreased from W10,602 million to W8,311 million because of the resignation of two officers and not achieving performance criteria.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(29)	Stock Options, Continued

The second grant of stock options consisted of 36,400 shares of common stock at the option price of W57,000 per share. However, the number of stock options decreased to 34,200 shares and the total cost of compensation decreased from W453 million to W426 million because of the resignation of an outside director.

The third grant of stock options consisted of 120,000 shares of common stock, including 40,000 shares under performance condition at the option price of W65,000 per share. As of December 31, 2004, the total shares that are expected to be exercised are 106,141 and the total cost of compensation is W1,160 million.

The options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first and third granted option holders can exercise one third of total options annually from 2004 and 2005, respectively. The second granted options holders can exercise total options when the options are vested.

The Company adopted the fair value method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods.

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant
Risk free interest rate	5.46%	4.45%	5.09%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%
Expected dividend yield ratio	1.10%	1.57%	1.57%
Fair value per option (in Won)	W22,364	W12,443	W10,926
Total compensation cost (in millions)	W 8,311	W 426	W 1,160

For the year ended December 31, 2004, the Company recognized a compensation benefit of W1,167 million because certain directors left the Company prior to completion of mandatory service periods.

Changes in the total cost of compensation for the year ended December 31, 2004 are summarized as follows:

	Millions
Adjusted total cost of compensation

Total cost of compensation before adjustment	W	12,215
Cost of compensation — forfeited		(2,318)

		9,897

Accumulated cost recognized in prior periods		(5,479)

Cost recognized for the year
Cost of compensation — forfeited		1,167
Cost of compensation for the year		(4,887)

		(3,720)

Cost to be recognized in future years	W	698

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(29)	Stock Options, Continued

In addition, KTF and KTP, subsidiaries of KT, granted stock options to its officers and adopted the fair value based method for the calculation of compensation expense which is amortized to expense over the option vesting period. KTF and KTP recognized W2,487 million (accumulated) as capital adjustments as of December 31, 2004 and recognized stock option expense of W1,590 million and W2,409 million for the years ended December 31, 2003 and 2004, respectively.

(30)	Segment Information

The Company has two reportable operating segments — wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS services (including IMT-2000 services) provides both PCS service and IMT-2000 service through the merger between two separate legal entities, KTF and KTICOM during 2003. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.

The Company’s reportable segments consist of separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues in excess of 10% of total revenues. The entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).

The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments,” line item “Other income (expense), net” include minority interest in earnings of consolidated subsidiaries of W235,695 million and W148,931 million for the years ended December 31, 2003 and 2004, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of W160,161 million and W91,880 million for the years ended December 31, 2003 and 2004, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (expense), net” and “Operating expenses — depreciation and amortization” in the amount of W294,306 million and W212,210 million for the years ended December 31, 2003 and 2004, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(30)	Segment Information, Continued

The following table provides information for each operating segment as of and for the year ended December 31, 2003:

	2003 (millions)
	Wireline		PCS		Reconciling
	Communications		Services	Miscellaneous	Adjustments	Consolidated
Operating revenues:
External customers	W	11,090,939	4,520,348	456,492	—	16,067,779
Intersegment		483,610	566,999	462,716	(1,513,325)	—

		11,574,549	5,087,347	919,208	(1,513,325)	16,067,779
Operating expenses:
Depreciation and amortization		2,514,299	849,500	101,874	291,553	3,757,226
Other		7,817,106	3,459,638	775,515	(1,564,142)	10,488,117

		10,331,405	4,309,138	877,389	(1,272,589)	14,245,343
Operating income (loss)		1,243,144	778,209	41,819	(240,736)	1,822,436
Interest income		78,670	34,842	12,046	(10,104)	115,454
Interest expense		(432,200)	(272,992)	(10,452)	10,104	(705,540)
Other income (expenses), net		400,055	(76,937)	(55,685)	(154,418)	113,015

Earnings (loss) before income taxes		1,289,669	463,122	(12,272)	(395,154)	1,345,365
Income taxes		459,603	51,657	11,671	700	523,631

Net earnings (loss)	W	830,066	411,465	(23,943)	(395,854)	821,734

Total assets	W	19,573,181	7,591,888	1,229,309	(2,837,703)	25,556,675

Capital expenditures	W	2,083,370	953,377	186,830	(14,201)	3,209,376

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(30)	Segment Information, Continued

The following table provides information for each operating segment as of and for the year ended December 31, 2004:

	2004 (millions)
	Wireline		PCS		Reconciling
	Communications		Service	Miscellaneous	Adjustments	Consolidated
Operating revenues:
External customers	W	11,315,054	5,206,380	546,937	—	17,068,371
Intersegment		535,765	634,890	724,857	(1,895,512)	—

		11,850,819	5,841,270	1,271,794	(1,895,512)	17,068,371
Operating expenses:
Depreciation and amortization		2,361,257	1,090,645	135,583	210,003	3,797,488
Other		7,362,443	4,211,186	1,136,658	(1,919,936)	10,790,351

		9,723,700	5,301,831	1,272,241	(1,709,933)	14,587,839
Operating income (loss)		2,127,119	539,439	(447)	(185,579)	2,480,532
Interest income		102,398	12,691	21,056	(19,420)	116,725
Interest expense		(450,740)	(220,606)	(26,588)	19,420	(678,514)
Other income (expenses), net		20,748	(22,914)	(27,902)	(28,570)	(58,638)

Earnings (loss) before income taxes		1,799,525	308,610	(33,881)	(214,149)	1,860,105
Income taxes		544,003	24,709	9,209	(32)	577,889

Net earnings (loss)	W	1,255,522	283,901	(43,090)	(214,117)	1,282,216

Total assets	W	20,114,036	7,960,430	1,285,758	(2,886,992)	26,473,232

Capital expenditures	W	1,818,507	945,623	210,482	(3,236)	2,971,376

(31)	Non-cash Financing and Investing Activities

Significant non-cash investing activities for the years ended December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Change in unrealized gains (losses) on available-for-sale securities	W	(13,045)	4,752
Change in unrealized gains (losses) due to the sales of available-for-sale securities		(781,406)	27,844
Available-for-sale securities transferred to treasury stock		730,704	—
Exchange on available-for-sale securities		—	18,798
Construction in progress transferred to property, plant and equipment		2,473,599	2,585,478

KT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(32)	Contribution Payments for Research and Development and Donations

For the years ended December 31, 2003 and 2004, the Company made contributions of W63,407 million and W74,413 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes. In addition, the Company established a labor welfare fund as a separate entity and contributed W100,000 million and W50,000 million for the years ended December 31, 2003 and 2004, respectively.

(33)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. For the years ended December 31, 2003 and 2004, amounts reimbursed to the Company were W28,539 million and W80,310 million, respectively. As the only universal telecommunication service provider in Korea, the Company incurred estimated contribution costs of W86,704 million and W120,915 million in 2003 and 2004 respectively. These costs are subject to review by MIC before being finalized.

(34)	Fourth Quarter Information (Unaudited)

Operating revenues, operating income, net earnings and basic earnings per share are for the three-month periods ended December 31, 2003 and 2004 are as follows:

	Millions
	(except per share data)
	2003		2004
Operating revenues	W	3,977,336	4,187,416
Operating income		491,410	430,921
Net earnings		82,516	383,998
Basic earnings per share		382	1,822

(35)	Subsequent Event

As described in note 15, on January 4, 2005, the principal amount of US$1,115,105 thousand of convertible notes and US$500,000 thousand of bonds with warrants was repaid.

KT CORPORATION

Financial Statements

December 31, 2003 and 2004

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders
KT Corporation:

We have audited the accompanying balance sheets of KT Corporation (the “Company”) as of December 31, 2003 and 2004, and the related statements of earnings, appropriation of retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of KT Freetel Co., Ltd. (“KTF”), a 46.9% and 48.7% owned subsidiary at December 31, 2003 and 2004, respectively, as of and for the years ended December 31, 2003 and 2004. Those financial statements were audited by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

The accompanying financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 3 to the financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 10 to the financial statements, the Company’s revenues and expenses as a result of transactions with its affiliates for the year ended December 31, 2004 amounted to W728,022 million and W1,510,149 million, respectively. Accounts receivable and accounts payable with affiliates and convertible notes of KTF as of December 31, 2004, aggregated W151,191 million, W308,327 million and W347,814 million, respectively. In addition, as of December 31, 2004, the Company provided payment guarantees aggregating W73,066 million for certain affiliates’ indebtedness and contract performance.

Seoul, Korea
February 4, 2005

This report is effective as of February 4, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION

Balance Sheets

December 31, 2003 and 2004

(In millions of Won and U.S. dollars)

				2004
Assets	2003		2004	(note 3)
Current assets:
Cash and cash equivalents (notes 4 and 19)	W	653,744	1,604,267	$1,549.9
Short-term financial instruments (note 5)		2,877	926,872	895.4
Current portion of investment securities (notes 8 and 10):
Available-for-sale securities		276,444	593,528	573.4
Held-to-maturity securities		332	1,522	1.5
Notes and accounts receivable — trade, less allowance for doubtful accounts of W463,910 in 2003 and W530,110 in 2004 (notes 10 and 19)		1,842,559	1,575,906	1,522.5
Accounts receivable — other, less allowance for doubtful accounts of W51,848 in 2003 and W66,967 in 2004 (notes 10 and 19)		267,866	294,869	284.9
Inventories (note 6)		156,918	100,680	97.3
Other current assets (notes 7 and 19)		159,751	198,019	191.2

Total current assets		3,360,491	5,295,663	5,116.1

Investment securities:
Available-for-sale securities (notes 8 and 10)		480,880	124,944	120.7
Held-to-maturity securities (note 8)		3,313	1,839	1.8
Equity securities of affiliates (note 9)		3,168,077	2,845,405	2,748.9

Total investment securities		3,652,270	2,972,188	2,871.4

Property, plant and equipment, at cost (note 11)		34,571,075	34,639,070	33,464.5
Less accumulated depreciation		(23,325,504)	(24,002,011)	(23,188.1)

Net property, plant and equipment		11,245,571	10,637,059	10,276.4

Other assets (notes 12, 19 and 27)		1,314,849	1,209,126	1,168.1

	W	19,573,181	20,114,036	$19,432.0

See accompanying notes to financial statements.

KT CORPORATION

Balance Sheets, Continued

December 31, 2003 and 2004

(In millions of Won and U.S. dollars, except share data)

				2004
Liabilities and Stockholders' Equity	2003		2004	(note 3)
Current liabilities:
Notes and accounts payable — trade (notes 10 and 19)	W	893,309	683,539	$660.4
Short-term borrowings (note 13)		250,000	—	—
Current portion of long-term debt (notes 15 and 19)		1,054,287	3,986,227	3,851.1
Accounts payable — other (note 10)		648,133	616,042	595.2
Advance receipts from customers		86,215	98,006	94.7
Accrued expenses (note 10)		141,824	132,741	128.2
Withholdings		68,365	63,262	61.1
Income taxes payable		181,456	258,627	249.9
Other current liabilities (notes 10 and 14)		168,418	305,603	295.1

Total current liabilities		3,492,007	6,144,047	5,935.7

Long-term debt, excluding current portion (notes 15 and 19)		7,711,004	5,014,800	4,844.7
Refundable deposits for telephone installation (note 16)		1,229,712	1,087,276	1,050.4
Accrual for retirement and severance benefits, net (note 17)		197,918	263,531	254.6
Other long-term liabilities (notes 10 and 18)		129,932	157,869	152.6

Total liabilities		12,760,573	12,667,523	12,238.0

Stockholders’ equity:
Common stock of W5,000 par value (note 20)
Authorized — 1,000,000,000 shares
Issued — 284,849,400 shares in 2003 and 2004		1,560,998	1,560,998	1,508.1
Capital surplus (note 21)		1,440,258	1,440,258	1,391.4
Retained earnings:
Appropriated (note 22)		8,025,854	5,431,862	5,247.7
Unappropriated (deficit)		(249,963)	2,967,275	2,866.7
Capital adjustments:
Treasury stock (note 23)		(3,962,598)	(3,962,568)	(3,828.2)
Unrealized gains (losses) on available-for-sale securities (note 8)		(44,134)	3,053	2.9
Unrealized gains on equity securities of affiliates (note 9)		53,105	12,824	12.4
Stock options (note 30)		5,479	9,199	8.9
Loss on retirement of treasury stock (note 23)		(16,391)	(16,388)	(15.9)

Total stockholders’ equity		6,812,608	7,446,513	7,194.0

Commitments and contingencies (note 24)		—	—	—

	W	19,573,181	20,114,036	$19,432.0

See accompanying notes to financial statements.

KT CORPORATION

Statements of Earnings

For the years ended December 31, 2003 and 2004

(In millions of Won and U.S. dollars, except earnings per share)

				2004
	2003		2004	(note 3)
Operating revenues (notes 10 and 25)	W	11,574,549	11,850,819	$11,449.0
Operating expenses (notes 10 and 26)		10,331,405	9,723,700	9,394.0

Operating income		1,243,144	2,127,119	2,055.0
Other income (expense) (note 10):
Interest income		78,670	102,398	98.9
Interest expense		(432,200)	(450,740)	(435.5)
Equity in losses of affiliates (note 9)		(155,320)	(235,514)	(227.5)
Dividend income		15,198	4,486	4.3
Foreign currency transaction and translation gain (loss), net (note 19)		(20)	510,075	492.8
Loss on disposition of property, plant and equipment, net		(53,594)	(86,938)	(84.0)
Gain (loss) on disposition of available-for-sale securities, net (note 8)		775,266	(14,131)	(13.7)
Impairment loss on available-for-sale securities (note 8)		(39,607)	(307)	(0.3)
Contributions received for losses on universal telecommunications services (note 33)		66,065	105,867	102.3
Contribution payments for research and development and donations (note 32)		(168,685)	(127,320)	(123.0)
Prior year’s additional income tax payment (note 27)		(61,835)	(273)	(0.2)
Derivatives transaction and valuation loss, net (note 24)		(151)	(145,408)	(140.5)
Other, net		22,738	10,211	9.9

		46,525	(327,594)	(316.5)

Earnings before income taxes		1,289,669	1,799,525	1,738.5

Income taxes (note 27)		459,603	544,003	525.6

Net earnings	W	830,066	1,255,522	$1,212.9

Basic earnings per share of common stock in won and U.S. dollars (note 28)	W	3,841	5,957	$5.75

Diluted earnings per share of common stock in won and U.S. dollars (note 28)	W	3,344	5,582	$5.39

See accompanying notes to financial statements.

KT CORPORATION

Statements of Appropriation of Retained Earnings

For the years ended December 31, 2003 and 2004

Date of Appropriation for 2003 : March 12, 2004
Date of Appropriation for 2004 : March 11, 2005

(In millions of Won and U.S. dollars)

				2004
	2003		2004	(note 3)
Unappropriated retained earnings (accumulated deficit):
Balance at beginning of year	W	120,000	1,922,512	$1,857.3
Interim dividend (note 29)		—	(210,759)	(203.5)
Cumulative effect of an accounting change (note 9)		(1,530)	—	—
Net earnings		830,066	1,255,522	1,212.9
Retirement of treasury stock (notes 20 and 23)		(1,198,499)	—	—

Balance at end of year before appropriation		(249,963)	2,967,275	2,866.7

Transfers from reserves (note 22):
Reserve for technology and human resources development		3,334	—	—
Reserve for social overhead capital		3,333	—	—
Reserve for business expansion		2,587,325	—	—

Unappropriated retained earnings available for appropriation		2,344,029	2,967,275	2,866.7

Appropriation of retained earnings (note 22):
Reserve for technology and human resources development		—	350,000	338.1
Reserve for social overhead capital		—	30,000	29.0
Cash dividends (note 29)		421,517	421,518	407.2

		421,517	801,518	774.3

Unappropriated retained earnings to be carried over to subsequent year	W	1,922,512	2,165,757	$2,092.4

See accompanying notes to financial statements.

KT CORPORATION

Statements of Cash Flows

For the years ended December 31, 2003 and 2004

(In millions of Won and U.S. dollars)

				2004
	2003		2004	(note 3)
Cash flows from operating activities:
Net earnings	W	830,066	1,255,522	$1,212.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		2,457,584	2,291,428	2,213.7
Amortization		56,715	69,829	67.5
Provision for doubtful notes and accounts receivable — trade		301,107	238,953	230.9
Provision for doubtful notes and accounts receivable — other		18,885	58,603	56.6
Provision for retirement and severance benefits		1,038,868	208,665	201.6
Loss on disposition of property, plant and equipment, net		53,594	86,938	84.0
Gain on foreign currency translation, net		(223)	(555,241)	(536.4)
Loss (gain) on disposition of available-for-sale securities, net		(775,266)	14,131	13.7
Impairment loss on available-for-sale securities		39,607	307	0.3
Equity in losses of affiliates		155,320	235,514	227.5
Deferred income tax expense		74,681	128,546	124.2
Changes in operating assets and liabilities:
Increase in notes and accounts receivable — trade		(61,732)	(28,904)	(27.9)
Increase in accounts receivable — other		(48,279)	(65,435)	(63.2)
Decrease (increase) in inventories		(163,815)	56,238	54.3
Increase in other current assets		(1,748)	(44,352)	(42.8)
Decrease in notes and accounts payable — trade		(46,812)	(191,116)	(184.6)
Decrease in accounts payable — other		(151,762)	(35,771)	(34.6)
Increase (decrease) in withholdings		7,100	(5,103)	(4.9)
Increase (decrease) in advance receipts from customers		(23,753)	11,791	11.4
Decrease in accrued expenses		(30,918)	(9,082)	(8.8)
Increase (decrease) in income taxes payable		(242,729)	77,171	74.6
Payment of retirement and severance benefits		(1,001,154)	(23,205)	(22.4)
Increase in deposit for severance benefits insurance		(174,588)	(119,847)	(115.8)
Other, net		80,619	112,769	108.8

Net cash provided by operating activities		2,391,367	3,768,349	3,640.6

See accompanying notes to financial statements.

KT CORPORATION

Statement of Cash Flows, Continued

For the years ended December 31, 2003 and 2004

(In millions of Won and U.S. dollars)

				2004
	2003		2004	(note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	W	(2,083,370)	(1,818,507)	$(1,756.8)
Proceeds from sale of property, plant and equipment		95,154	28,828	27.9
Decrease in accounts receivable — other		527,954	—	—
Decrease in other assets		325,166	28,927	27.9
Decrease (increase) of short-term financial instruments		152,822	(923,995)	(892.7)
Purchases of available-for-sale securities		(293,293)	(492,000)	(475.3)
Purchases of held-to-maturity securities		(587)	(49)	—
Purchases of equity securities of affiliates		(483,632)	—	—
Proceeds from sale of available-for-sale securities		186,710	572,338	552.9
Proceeds from maturity on held-to-maturity securities		400	333	0.3
Proceeds from dividends of equity securities of affiliates		959	46,877	45.3

Net cash used in investing activities		(1,571,717)	(2,557,248)	(2,470.5)

Cash flows from financing activities:
Repayment of long-term debt		(1,147,622)	(1,065,098)	(1,029.0)
Decrease in short-term borrowings		(250,000)	(250,000)	(241.5)
Proceeds from issuance of long-term debt		1,277,171	1,836,434	1,774.2
Decrease in refundable deposits for telephone installation		(307,026)	(142,436)	(137.6)
Reacquisition of treasury stock		(412,248)	—	—
Proceeds from sale of treasury stock		39,312	—	—
Payment of dividends		(213,308)	(633,171)	(611.7)
Other, net		(5,523)	(6,307)	(6.2)

Net cash used in financing activities		(1,019,244)	(260,578)	(251.8)

Net increase (decrease) in cash and cash equivalents		(199,594)	950,523	918.3

Cash and cash equivalents at beginning of year		853,338	653,744	631.6

Cash and cash equivalents at end of year	W	653,744	1,604,267	$1,549.9

See accompanying notes to financial statements.

1

KT CORPORATION

Notes to Financial statements

December 31, 2003 and 2004

(1)	Organization and Description of the Business

KT Corporation (“KT” or the “Company”) commenced operation on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of all of its equity interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subjected to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Basis of Presenting Financial Statements

The accompanying financial statements have been extracted from KT’s Korean language financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying financial statements.

Accordingly, the accompanying financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

2

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(a)	Basis of Presenting Financial Statements, Continued

The accompanying financial statements include only the accounts of KT, and do not consolidate the accounts of any of KT’s subsidiaries (see note 9). Instead, these entities are accounted for under the equity method of accounting.

Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10 “Inventories”, No. 12 “Construction — Type Contracts” and No. 13 “Troubled Debt Restructuring”. The adoption of these standards did not have a significant impact on the accompanying financial statements.

(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. Effective January 1, 2004, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 10, “Inventories”. Through 2003, a valuation loss incurred when the market value of inventory falls below its carrying amount was reported as non-operating expense. In 2004, in accordance with SKAS No. 10, the Company included inventory valuation losses in its cost of PCS handsets sold (“a component of operating expenses”). The Company recognized inventory valuation costs of W19,184 million included in cost of goods sold for the year ended December 31, 2004. As allowed by this standard, the Company did not reclassify prior year balances because the amount was immaterial.

(f)	Investments in Securities

Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Such determination should be reassessed at each balance sheet date.

3

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Investments in Securities, Continued

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary rights on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under significant influence.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill or other intangibles is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill or other intangibles for impairment.

Some investee companies depreciate their machinery and equipment by the straight-line method in accordance with Korean GAAP considering the attributes and nature of the underlying assets. Accordingly, the Company does not conform the depreciation method of investee to the declining-balance method used by the Company.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of operations are translated at the average rate and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as a capital adjustment.

4

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(g)	Investment Securities under the Equity Method of Accounting, Continued

Under the equity method of accounting, the Company does not record its share of losses of an affiliate or subsidiary not consolidated when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipments, furniture and fixtures	2-8

Prior to January 1, 2003, the Company capitalized interest costs on all borrowings incurred prior to completion of the acquisitions, as part of the cost of qualifying assets. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs.” In accordance with this standard, the Company elected to no longer capitalize interest costs. Accordingly, the Company recognizes interest costs and other financial charges on borrowings associated with the manufacture, purchase, or construction of property, plant and equipment as an expense in the period in which they are incurred.

The Company reviews for the impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(i)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of received assets.

5

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(j)	Intangible Assets

Intangible assets, consisting of exclusive rights and deferred development costs including internal use software, are stated at cost less accumulated amortization. Amortization is computed by the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, the internal software development costs, after technological feasibility test, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company expensed research and development costs of W232,180 million and W254,360 million for the years ended December 31, 2003 and 2004, respectively. In addition, the Company capitalized development costs, which consist of software, of W53,824 million and W87,509 million for the years ended December 31, 2003 and 2004, respectively.

The Company reviews for the impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k)	Valuation of Receivables at Present Value

Receivables arising from extended payment terms which generally involve sales of personal communication service (“PCS”) handsets, are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables and is amortized using the effective interest method over the payment period. The amount amortized is included in interest income.

(l)	Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(m)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

6

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(n)	Customer Call Bonus Program

The Company records an estimated liability for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The liability is recorded in other long-term liabilities on the accompanying balance sheets. The liability is adjusted periodically based on points earned, points redeemed and changes in estimated costs

(o)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(p)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when a cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to customers. The non-refundable service initiation fees for telephone, broadband internet access, PCS services and leased-line service are recognized as revenue upon receipt.

Prior to April 15, 2001, customers could choose between alternative plans for initiating basic telephone services. Under these alternatives, customers could elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits.

Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues upon commencement of service.

(q)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2003 and 2004, monetary assets and liabilities denominated in foreign currencies are translated into Korean won at W1,197.8 to US$1 and W1,043.8 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate at the date of the transaction.

Prior to January 1, 2003, the Company accounted for foreign exchange translation gains and losses on all borrowings, capitalizing financing costs, as part of the cost of assets. However, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs,” effective January 1, 2003. In accordance with this standard, all foreign exchange translation gains and losses are included in the results of operations.

(r)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contracts. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations. For instruments that are not valued at fair value, unrealized valuation gains or losses are recognized at the time of settlement.

7

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Leases

The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

—	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

—	The lease has a bargain purchase option.

—	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

—	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed on a straight-line basis over the lease term.

(t)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred taxes are not recognized for temporary differences related to unrealized gains and losses on available-for-sale securities that are reported in a separate component of stockholders’ equity. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u)	Dividends Payable

Dividends are recorded when approved by the board of directors and stockholders.

(v)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When the options are exercised, equity is increased by the amount of the proceeds received and the values of the options exercised, and by crediting capital surplus. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment accounts are reversed to other capital surplus.

8

KT CORPORATION

Notes to Financial statements, Continued

(2)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(w)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the common share and, therefore the effect would have been antidilutive.

(x)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(y)	Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. SKAS No. 10, No. 12 and No. 13 were adopted by the Company as of January 1, 2004. SKAS No. 15 “Equity Method Accounting,” No. 16 “Income Taxes,” and No. 17 “Provisions, Contingent Liabilities and Contingent Assets” become effective for the Company on January 1, 2005 according to the effective date set forth by each SKAS. The Company does not expect the adoption of these standards to have a material impact on the financial statements.

(3)	Basis of Translating Financial Statements

The financial statements are expressed in Korean Won and, solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2004, have been translated into United States dollars at the rate of W1,035.1 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Passbook accounts	W	48	46
Cash in transit		541,918	424,884
Time deposits		111,778	1,179,337

	W	653,744	1,604,267

9

KT CORPORATION

Notes to Financial statements, Continued

(5)	Restricted Deposits

There are certain amounts included in short-term financial instruments which are restricted in use for expenditures for certain business purposes as of December 31, 2003 and 2004 as follows:

	Millions
	2003		2004
Short-term financial instruments	W	2,877	5,570

(6)	Inventories

Inventories as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Construction and repair materials	W	42,558	17,717
Merchandise		114,360	102,147
Valuation allowance		—	(19,184)

	W	156,918	100,680

(7)	Other Current Assets

Other current assets as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Current portion of long-term loans to employees	W	115,367	115,713
Prepaid expenses		6,157	13,220
Prepayments		20,751	38,902
Accrued interest income		4,237	23,375
Refundable deposits		3,833	3,927
Receivables from interest rate swap (note 24)		2,998	2,102
Receivables from interest rate swaption (note 24)		989	353
Receivables from interest currency swap (note 24)		5,083	—
Short-term loans		240	261
Other		96	166

	W	159,751	198,019

10

KT CORPORATION

Notes to Financial statements, Continued

(8)	Investments in Securities

Investments in securities as of December 31, 2003 and 2004 are summarized as follows:

(a)	Available-for-sale securities

(i)	Equity securities

	Percentage
	of ownership (%)		Millions
	2003	2004	2003		2004
Investment assets:
New Skies Satellites N.V.	1.4	—	W	15,917	—
Intelsat Ltd.	0.7	0.7		6,222	6,222
Inmarsat Ventures plc	2.3	—		15,015	—
Inmarsat Group holdings., Ltd.	—	2.3		—	652
Danish Russian Japan Korean Telecommunication Group	10.0	10.0		307	—
Real Telecom Corporation	6.5	6.5		721	721
Polytech Adventure Town, Inc.	6.7	6.7		200	200
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
K-3-I Co., Ltd.	13.0	13.0		300	300
KT Internal Venture Fund No. 1	89.3	89.3		3,303	3,303
KT Internal Venture Fund No. 2	90.0	94.3		3,000	5,000
Mirae Asset Securities Co., Ltd.	4.4	4.4		5,000	5,000
Korea Telecom Venture Fund No. 1	70.0	70.0		14,000	14,000
Sky Life Contents Fund	22.5	22.5		4,500	4,500
ICO Global Communications Ltd.	0.1	0.1		617	617
Information and Communication Financial Cooperative	0.1	0.1		16	16
Korea Information Technology Fund	23.3	23.3		70,000	70,000
Daegu Football Club	1.8	1.8		300	300
Kookmin Credit Information Inc.	13.0	13.0		1,202	1,202
Onse Telecom	—	2.2		—	1,576
Korea Electric Engineers Association	0.2	0.2		20	20

			W	143,640	116,629

Investments in equity securities above except for New Skies Satellites N.V., that do not have readily determinable fair values are stated at cost.

The Company recognized a W4,470 million impairment loss on the investment in Real Telecom Corporation and a W307 million impairment loss on the investment in Danish Russian Japan Korean Telecommunication Group for the years ended December 31, 2003 and 2004, respectively. These charges were related to other-than-temporary declines in the value of the investee companies.

The Company and SK Telecom agreed to an equity swap on December 20, 2002 under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of treasury stock plus cash of W211,868 million on December 30, 2002. In addition, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of treasury stock plus cash of W122,679 million on January 10, 2003 and the Company recognized a gain on disposition of available-for-sale securities in the amount of W775,241 million for the year ended December 31, 2003. Subsequent to January 10, 2003, the Company no longer has any shares of SK Telecom.

11

KT CORPORATION

Notes to Financial statements, Continued

(8)	Investments in Securities, Continued

(a)	Available-for-sale securities, Continued

(ii)	Debt securities

		Millions
	Maturity	2003		2004
Current assets:
Beneficiary certificates	2005	W	213,064	245,714
Convertible notes of KTF	2005		—	347,814
Equity-linked securities	—		63,380	—

		W	276,444	593,528

Investment assets:
Convertible notes of KTF	—	W	327,240	—
Other	—		10,000	8,315

		W	337,240	8,315

The Company invested in convertible notes issued by KT Freetel Co., Ltd. (“KTF”) in 2002. The details are as follows:

Issuance date:	November 29, 2002
Issuance amount (millions):	W336,200
Nominal interest rate:	1% per annum
Redemption premium:	3% per annum
Maturity date:	November 28, 2005
Conversion price:	W37,200 per share
Market price of KTF as of December 31, 2004:	W24,700 per share
Conversion period:	On or after November 30, 2003 through November 28, 2005
Total number of shares convertible into:	9,037,634 shares of KTF

On April 11, 2002, the Company purchased equity-linked securities from some investment banks. The value of the equity-linked securities were linked to the weighted-average quoted price of SK Telecom stock. The Company’s investments in the equity-linked securities were recorded at fair value and unrealized holding gains and losses were recorded as a separate component of stockholders’ equity. The equity-linked securities were tested for impairment during 2003 because of the significant decrease of the quoted market value of the SK Telecom shares. As a result of this impairment test, the Company recognized an impairment loss amounting to W35,137 million on the equity-linked securities for the year ended December 31, 2003. As of December 31, 2003, the equity-linked securities also had unrealized losses recorded within stockholders’ equity of W34,078 million. During 2004, the Company disposed of its equity-linked securities and recognized a realized loss on disposition of available-for-sale securities amounting to W54,806 million.

(iii)	Changes in unrealized gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the year ended December 31, 2004 are summarized as follows:

	Millions
Beginning balance	W	(44,134)
Realized losses on disposition of securities		27,844
Changes in unrealized gains and losses, net		19,343

Net balance at end of year	W	3,053

12

KT CORPORATION

Notes to Financial statements, Continued

(8)	Investments in Securities, Continued

(b)	Held-to-maturity securities

	Millions
	2003		2004
Current assets:
Government and municipal bonds	W	332	1,522

Investment assets:
Government and municipal bonds	W	3,313	1,839

(9)	Investment in Equity Securities of Affiliated Companies

Investments in affiliated companies accounted for using the equity method as of December 31, 2003 and 2004, are summarized as follows:

	Percentage of		Millions
	ownership (%)		2003			2004
	2003	2004	Net asset		Book value	Net asset	Book value
Listed:
KT Freetel Co., Ltd. (“KTF”)	46.9	48.7	W	1,474,420	2,643,593	1,549,990	2,428,061
KT Hitel Co., Ltd. (“KTH”)	65.9	65.9		130,181	131,787	109,569	110,853
KT Submarine Co., Ltd. (“KTSC”)	36.9	36.9		23,311	23,023	22,710	22,542

Unlisted:
KT Infotech Corporation	15.6	15.6		4,350	3,955	3,334	3,059
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,601	8,601	8,777	8,777
KT Powertel Co. (“KTP”)	44.9	44.9		39,148	39,148	43,313	43,313
KT Networks Corporation	100.0	100.0		76,442	76,401	72,508	72,157
KT Linkus Co.	93.8	93.8		81,047	79,026	60,138	58,943
KT China Co., Ltd. (“KTCC”)	100.0	100.0		1,341	1,341	1,044	1,044
KT Realty Development and Management Co., Ltd.	19.0	19.0		1,964	1,921	2,172	2,172
Korea Telecom America, Inc. (“KTAI”)	100.0	100.0		3,088	3,088	2,864	2,864
Korea Telecom Philippines, Inc. (“KTPI”)	100.0	100.0		(59,544)	—	(76,208)	—
KT Commerce, Inc. (“KTC”)	19.0	19.0		468	257	30	—
Mongolian Telecommunications Co.	40.0	40.0		4,982	4,982	8,183	8,183
New Telephone Company (“NTC”)	72.5	72.5		41,623	39,311	55,464	53,979
Korea Telecom Japan Co., Ltd. (“KTJ”)	100.0	100.0		(1,416)	—	(1,138)	—
Korea Digital Satellite Broadcasting Co. (“KDB”)	27.4	27.4		37,156	86,630	(2,008)	—
Korea Information Data Corp.	19.0	19.0		6,864	6,864	9,138	9,138
Korea Information Service Corp.	19.0	19.0		4,552	4,552	6,007	6,007
KT Instrument & Communication Corp.	19.0	19.0		309	309	354	354
Korea IT Venture Partners Inc.	28.0	28.0		9,227	9,227	9,228	9,228
KBSi Co., Ltd. (formerly, Crezio.com)	32.4	32.4		1,386	1,386	1,667	1,667
Bank Town Co., Ltd.	19.0	19.0		443	432	569	569
eNtoB Corp.	15.6	15.6		2,243	2,243	2,495	2,495

			W	1,892,186	3,168,077	1,890,200	2,845,405

On March 6, 2003, KTICOM was merged into KTF. This transaction was done by KTF issuing an additional 7,082,476 shares of its common stock to the minority shareholders of KTICOM, which resulted in a decrease in the Company’s equity ownership interest. In addition, during 2003, the Company acquired an additional 15,532,846 shares of KTF for W399,996 million, increasing its equity ownership interest to 46.9%.

13

KT CORPORATION

Notes to Financial statements, Continued

(9)	Investment in Equity Securities of Affiliated Companies, Continued

In 2004, KTF reacquired 7,073,200 shares of its common stock and retired these treasury shares amounting to W149,800 million by a charge to retained earnings. Accordingly, the Company’s equity ownership interest in KTF increased from 46.9% to 48.7%.

KTP acquired Anam Telecom Ltd. on February 5, 2003. As a result, the Company’s equity ownership interest decreased to 44.9%.

In March 2003, the Company invested W1,245 million in KTCC, which is a wholly-owned subsidiary located in China.

In December 2003, the Company purchased an additional 11,770,000 shares of KDB for W82,390 million including W49,119 million of investor level goodwill. After making this cash purchase, the Company’s equity ownership interest increased to 27.4%. In 2004, the Company impaired investor level goodwill of W37,030 million related to KDB due to continuous operating losses. This impairment loss was recorded as a component of equity losses of affiliates. In addition, in 2004, KDB issued 11,875,000 shares of callable preferred stock, which has no voting rights, amounting to W94,028 million to a third party. In the calculation of the Company’s equity ownership interest in KDB’s net assets, the Company excluded the proceeds from the preferred stock issuance.

Investments in affiliated companies under the equity method of accounting as of December 31, 2003 are as follows:

	Millions
			Equity in	Equity		Dividends
			retained	income (loss)	Unrealized	received	Book
	Cost		earnings (deficit)	in 2003	gains (losses)	in 2003	value
Listed*:
KT Freetel Co., Ltd.	W	3,463,803	(720,298)	(163,286)	63,374	—	2,643,593
KT Hitel Co., Ltd.		67,780	57,768	10,336	(4,097)	—	131,787
KT Submarine Co., Ltd.		8,085	12,807	1,741	794	(404)	23,023

Unlisted:
KT Infotech Corporation		3,011	1,155	(170)	19	(60)	3,955
Korea Telephone Directory Co., Ltd.		6,800	1,583	218	—	—	8,601
KT Powertel Co.		55,135	(21,773)	3,356	2,430	—	39,148
KT Networks Corporation		49,800	30,168	(3,597)	30	—	76,401
KT Linkus Co., Ltd.		50,861	20,509	2,102	5,554	—	79,026
KT Commerce, Inc.		1,330	(576)	(496)	(1)	—	257
KT China Co., Ltd.		1,245	—	144	(48)	—	1,341
KT Realty Development and Management Co., Ltd.		760	743	424	(6)	—	1,921
Korea Telecom America, Inc.		4,783	(4,775)	97	2,983	—	3,088
Korea Telecom Philippines, Inc.		2,481	(2,481)	—	—	—	—
Mongolian Telecommunications Co.		3,450	5,935	440	(4,348)	(495)	4,982
Korea Digital Satellite Broadcasting Co.		131,890	(19,580)	(25,420)	(260)		86,630
Korea Information Data Corp.		3,800	1,420	1,644	—	—	6,864
Korea Information Service Corp.		2,850	764	904	34	—	4,552
KBSi Co., Ltd.		4,760	(2,607)	(767)	—	—	1,386
Bank Town Co., Ltd.		190	218	24	—	—	432
eNtoB Corp.		2,500	(815)	558	—	—	2,243
New Telephone Company		33,064	3,578	15,470	(12,801)	—	39,311
Korea Telecom Japan Co., Ltd.		6,586	(6,586)	—	—	—	—
KT Instrument & Communication Corp.		95	115	99	—	—	309
Korea IT Venture Partners, Inc.		9,000	(80)	859	(552)	—	9,227

	W	3,914,059	(642,808)	(155,320)	53,105	(959)	3,168,077

14

KT CORPORATION

Notes to Financial statements, Continued

(9)	Investment in Equity Securities of Affiliated Companies, Continued

* The quoted market values (based on closing KOSDAQ prices) of KTF, KTH and KTSC as of December 31, 2003 are W1,712,126 million, W180,863 million and W10,511 million, respectively.

Effective January 1, 2003, KT’s subsidiaries adopted Statement of Korea Accounting Standards No. 3, “Intangible Assets.” In accordance with this standard, the cumulative effect on prior years of this change in the accounting has been credited to retained earnings. Therefore, under the equity method of accounting, the Company has charged W1,530 million in the retained earnings of investee companies to retained earnings.

Investments in affiliated companies under the equity method of accounting as of December 31, 2004 are as follows:

	Millions
			Equity in	Equity		Dividends
			retained	income (loss)	Unrealized	received	Book
	Cost		earnings (deficit)	in 2004	gains (losses)	in 2004	value
Listed*:
KT Freetel Co., Ltd.	W	3,463,803	(883,584)	(143,369)	36,031	(44,820)	2,428,061
KT Hitel Co., Ltd.		67,780	68,104	(19,415)	(5,616)	—	110,853
KT Submarine Co., Ltd.		8,085	14,144	(392)	705	—	22,542

Unlisted:
KT Infotech Corporation		3,011	925	1,082	(235)	(1,724)	3,059
Korea Telephone Directory Co., Ltd.		6,800	1,801	176	—	—	8,777
KT Powertel Co.		55,135	(18,417)	4,165	2,430	—	43,313
KT Networks Corporation		49,800	26,571	(4,185)	(29)	—	72,157
KT Linkus Co., Ltd.		50,861	22,611	(20,083)	5,554	—	58,943
KT Commerce, Inc.		1,330	(1,072)	(258)	—	—	—
KT China Co., Ltd.		1,245	144	(137)	(208)	—	1,044
KT Realty Development and Management Co., Ltd.		760	1,167	367	(8)	(114)	2,172
Korea Telecom America, Inc.		4,783	(4,678)	190	2,569	—	2,864
Korea Telecom Philippines, Inc.		2,481	(2,481)	—	—	—	—
Mongolian Telecommunications Co.		3,450	5,880	4,662	(5,590)	(219)	8,183
Korea Digital Satellite Broadcasting Co.		131,890	(45,000)	(86,890)	—	—	—
Korea Information Data Corp.		3,800	3,064	2,274	—	—	9,138
Korea Information Service Corp.		2,850	1,668	1,489	—	—	6,007
KBSi Co., Ltd.		4,760	(3,374)	279	2	—	1,667
Bank Town Co., Ltd.		190	242	137	—	—	569
eNtoB Corp.		2,500	(257)	252	—	—	2,495
New Telephone Company		33,064	19,048	23,680	(21,813)	—	53,979
Korea Telecom Japan Co., Ltd.		6,586	(6,586)	—	—	—	—
KT Instrument & Communication Corp.		95	214	45	—	—	354
Korea IT Venture Partners, Inc.		9,000	779	417	(968)	—	9,228

	W	3,914,059	(799,087)	(235,514)	12,824	(46,877)	2,845,405

* The quoted market values (based on closing Korea Stock Exchange and KOSDAQ prices) of KTF, KTH and KTSC as of December 31, 2004 are W2,214,110 million, W100,669 million and W9,524 million, respectively.

In prior years, the investments in KTPI and KTJ were reduced to nil due to continuous operating losses. As a result, the Company discontinued the use of the equity method of accounting for these investments as the Company does not provide any guarantees or have any commitments to provide additional financial support for these entities.

15

KT CORPORATION

Notes to Financial statements, Continued

(10)	Transactions and Balances with Affiliated Companies

(a)	Significant transactions which occurred in the normal course of business with affiliated companies for the years ended December 31, 2003 and 2004 are summarized as follows:

		Millions
Affiliated company	Income Statement Items	2003		2004
KT Freetel Co., Ltd.	Operating revenue	W	411,098	443,354
	Operating expense		563,262	628,428
	Interest income from KTF		10,103	10,307
	Contributions received for losses on
	universal telecommunications services		44,250	25,557
KT Hitel Co., Ltd.	Operating revenue		3,260	2,163
	Operating expense		18,585	27,897
KT Networks Corporation	Operating revenue		28,412	51,667
	Operating expense		56,828	131,420
KT Linkus Co., Ltd.	Operating revenue		16,634	17,350
	Operating expense		123,631	112,435
KTF Technologies Inc.	Operating revenue		23	248
	Operating expense		35,914	101,385
KT Commerce, Inc.	Operating revenue		1,331	1,683
	Operating expense		21,509	113,052
Korea Digital Satellite Broadcasting Co.	Operating revenue		47,337	131,685
	Operating expense		246	1,299
Korea Information Data Corp.	Operating revenue		8,942	10,676
	Operating expense		96,944	102,624
KT Realty Development and Management Co., Ltd.	Operating revenue		287	820
	Operating expense		66,361	74,058
Korea Information Service Corp.	Operating revenue		6,480	7,934
	Operating expense		66,148	71,778
KT Infotech Corporation	Operating revenue		121	51
	Operating expense		59,097	43,499
eNtoB Corp.	Operating expense		33,101	86,406
Other	Operating revenue		17,677	24,527
	Operating expense		22,822	15,868

Total	Revenue	W	595,955	728,022

	Expense	W	1,164,448	1,510,149

16

KT CORPORATION

Notes to Financial statements, Continued

(10)	Transactions and Balances with Affiliated Companies, Continued

(b)	Significant account balances which occurred in the normal course of business with affiliated companies as of December 31, 2003 and 2004 are summarized as follows:

Affiliated company	Balanced sheet Items	2003		2004
KT Freetel Co., Ltd.	Notes and accounts receivable – trade	W	18,693	41,911
	Convertible notes		327,240	347,814
	Notes and accounts payable – trade		106,202	113,702
	Key money deposits		48,895	41,599
KT Hitel Co., Ltd.	Notes and accounts receivable – trade		5,005	1,134
	Accrued expenses		2,090	3,920
KT Networks Corporation	Notes and accounts receivable – trade		5,126	5,338
	Accounts payable – other		33,528	35,170
KT Linkus Co., Ltd.	Notes and accounts receivable – trade		2,233	112
	Notes and accounts payable – trade		19,024	22,389
Korea Telecom Philippines, Inc.	Accounts receivable– other		19,179	16,713
KTF Technologies Inc.	Notes and accounts receivable – trade		—	368
	Notes and accounts payable – trade		14,709	2,584
KT Commerce, Inc.	Notes and accounts receivable – trade		4,623	3,509
	Notes and accounts payable – trade		8,672	11,141
Korea Digital Satellite Broadcasting Co.	Notes and accounts receivable – trade		4,079	54,664
	Accounts payable - other		19	20
Korea Information Data Corp.	Notes and accounts receivable – trade		840	884
	Accounts payable – other		13,169	14,757
KT Realty Development and Management Co., Ltd.	Accounts payable – other		12,664	6,633
Korea Information Service Corp.	Notes and accounts receivable – trade		676	236
	Accounts payable – other		8,852	9,538
KT Infotech Corporation	Notes and accounts receivable – trade		10	—
	Accounts payable – other		19,348	23,374
eNtoB Corp.	Accounts payable – other		16,462	16,669
Other	Accounts receivable		22,013	26,322
	Accounts payable		4,988	6,831

Total	Accounts receivable	W	82,477	151,191

	Convertible notes	W	327,240	347,814

	Accounts payable	W	308,622	308,327

(c)	As of December 31, 2004, the Company has provided guarantees of the following affiliates’ indebtedness and contract performance as follows:

Affiliated company	Millions
KTSC	W60,540
NTC	12,526

W73,066

17

KT CORPORATION

Notes to Financial statements, Continued

(11)	Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Land	W	1,002,186	1,015,119
Buildings and structures		3,908,118	4,170,154
Machinery and equipment		28,056,035	27,993,970
Vehicles		63,809	62,162
Tools, furniture and fixtures		1,153,082	1,129,429
Construction in progress		387,845	268,236

		34,571,075	34,639,070
Less accumulated depreciation		(23,325,504)	(24,002,011)

Net property, plant and equipment	W	11,245,571	10,637,059

Property, plant and equipment are insured against fire damage up to an amount of W651,275 million and W709,060 million as of December 31, 2003 and 2004, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2004, as announced by the Ministry of Construction and Transportation, is as follows:

	Millions
	Book value		Declared value
Head office	W	130,469	393,695
Metropolitan District		395,860	2,140,817
Busan District		98,425	391,993
Jeonnam District		90,550	212,339
Daegu District		116,754	266,344
Chungnam District		47,598	140,581
Jeonbuk District		47,587	114,511
Kangwon District		43,679	81,867
Chungbuk District		29,426	77,105
Cheju District		14,771	30,463

	W	1,015,119	3,849,715

The officially declared value, which is used for government purposes, is not intended to represent fair value.

18

KT CORPORATION

Notes to Financial statements, Continued

(12)	Other Assets

Other assets as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Deferred income tax asset, net (note 27)	W	313,913	250,661
Long-term loans to employees		556,740	434,816
Intangible assets, net		247,826	299,106
Leasehold rights and deposits		99,549	106,453
Other long-term loans		36,137	8,386
Long-term accounts receivable — trade		14,538	59,457
Long-term accounts receivable — other		3,869	3,647
Other		42,277	46,600

	W	1,314,849	1,209,126

(13)	Short-term Borrowings

Short-term borrowings (all of which mature within one year) as of December 31, 2003 and 2004 are summarized as follows:

		Interest rate per	Millions
Debt instrument/Lender	Maturity	annum	2003		2004
Commercial paper	2004	4.12~4.17%	W	250,000	—

(14)	Other Current Liabilities

Other current liabilities as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Key money deposits	W	147,395	147,006
Payables from interest currency swap (note 24)		—	99,615
Payables from interest swap (note 24)		16,077	7,278
Payables from currency swap (note 24)		3,554	40,799
Payable from currency forward (note 24)		—	10,025
Other		1,392	880

	W	168,418	305,603

(15)	Long-term Debt

Long-term debt as of December 31, 2003 and 2004 is summarized as follows:

	Interest rate		Millions
	per annum	Maturity date	2003		2004
Local currency (Won) debt :
Bonds	4.15%~9.20%	2005-2014	W	4,420,000	4,420,000
Convertible notes	3.00%	2005		1,322,563	1,322,530
Information and Telecommunication Improvement Fund	3.63%~4.28%	2006-2009		107,275	79,818

				5,849,838	5,822,348

19

KT CORPORATION

Notes to Financial statements, Continued

(15)	Long-term Debt, Continued

	Interest rate		Millions
	per annum	Maturity date	2003		2004
Foreign currency (U.S. dollars) debt:
Convertible notes	0.25%	2007	W	1,483,628	1,178,759
Bonds with warrants	4.30%	2005		598,900	521,900
Yankee bonds	7.50%~7.63%	2006-2007		419,230	365,330
Loans	Libor+0.45%	2005		239,560	208,760
Bonds	Libor+0.80%	2006		179,670	156,570
MTNP notes	5.88%~6.50%	2014-2034		—	730,660

				2,920,988	3,161,979

Total				8,770,826	8,984,327

Add: Premium on bonds				30,239	50,387

Less: Current portion				1,054,287	3,995,904
Discount on bonds				35,774	24,010

			W	7,711,004	5,014,800

In June 2004, the Company established a US$1 billion Medium Term Note Program (MTNP). As of December 31, 2004, the Company has issued notes in the amount of US$700 million with a fixed interest rate under the MTNP. The notes are listed on the Singapore Stock Exchange. As of December 31, 2004, the unused portion of the MTNP amounts to US$300 million.

On January 4, 2002, the Company issued convertible notes with a face amount of US$1,317,800 thousand. Holders of convertible notes are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. In November 2004, certain holders of the convertible notes elected their option to redeem these convertible notes. As a result, as described in note 35, on January 4, 2005, the principal amount of US$1,115,105 thousand was repaid. During 2002 and 2003, the Company purchased and retired convertible notes with a face value of US$191,450 thousand.

During 2002, bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Holders of bonds with warrants were entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 without being exercised. The bonds of W521,900 million issued to Microsoft Corp. were repaid on January 4, 2005.

On May 25, 2002, the Company issued convertible notes with a face amount of W1,397,349 million. Holders of the convertible notes are entitled to convert notes into shares of the Company’s common stock from September 25, 2002 to April 25, 2005. The exchange price was W59,400 per share of common stock, which allowed the bondholders to obtain up to 23,524,392 shares. During 2002, 2003 and 2004, due to early retirement of the convertible notes and 13,705 shares of common stock converted, the number of shares allowed to the holders was reduced to 22,264,813 shares. The convertible notes, if not converted, will be redeemed at 104.438% of their principal amount at maturity date. The Company recognizes interest expense on the convertible notes using the effective interest method, and amortization of the redemption premium is recorded as accrued interest expense. Since the issuance of the notes through December 31, 2004, the Company has purchased and retired convertible notes with a face value of W74,000 million and exchanged convertible notes with a face value of W819 million with the Company’s shares.

On December 18, 2003, the Company purchased and retired convertible notes issued on January 4, 2002 with a face value of US$83,700 thousand for US$85,839 thousand with a gain on retirement of convertible notes of W7,441 million.

20

KT CORPORATION

Notes to Financial statements, Continued

(15)	Long-term Debt, Continued

Aggregate principal maturities for the Company’s long-term debt as of December 31, 2004 are as follows:

Fiscal year ending December 31,	Millions
2005	W	3,945,517
2006		809,720
2007		743,830
2008		532,667
2009		401,900
Thereafter		2,550,693

	W	8,984,327

(16)	Refundable Deposits for Telephone Installation

Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

(17)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Estimated severance benefits liability at beginning of year	W	654,792	692,506
Provision for the year		1,038,868	208,665
Payments		(1,001,154)	(23,205)

Estimated severance benefits liability at end of year		692,506	877,966

Deposit for severance benefits insurance		(494,588)	(614,435)

Net balance at end of year	W	197,918	263,531

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of W831,535 million related to this Plan covering approximately 5,500 employees.

21

KT CORPORATION

Notes to Financial statements, Continued

(18)	Other Long-term Liabilities

Other long-term liabilities as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Accrual for customer call bonus points	W	93,790	112,968
Key money deposits from customers		16,466	12,694
Advance receipts		17,099	16,390
Other		2,577	15,817

	W	129,932	157,869

(19)	Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currency as of December 31, 2003 and 2004 are summarized as follows:

	2003			2004
	Foreign			Foreign
	currency	Won		Currency	Won
	(USD in	equivalent		(USD in	equivalent
	thousand)	(in million)		thousand)	(in million)
Assets:
Cash and cash equivalents	$26,395	W	31,616	$54,932	W	57,339
Short-term financial instruments	—		—	298,239		311,302
Accounts receivable — trade	184,580		221,090	211,596		220,864
Accounts and notes receivable — other	16,012		19,179	16,012		16,713
Short-term loans	200		240	250		261
Long-term loans	30,169		36,137	23,310		24,331

	$257,356	W	308,262	$604,339	W	630,810

Liabilities:
Accounts and notes payable — trade	$185,410	W	222,085	$195,551	W	204,116
Long-term debt, including current portion	1,200,000		1,437,360	1,900,000		1,983,220
Convertible notes	1,126,350		1,483,628	1,126,350		1,178,759

	$2,511,760	W	3,143,073	$3,221,901	W	3,366,095

Prior to January 1, 2004, convertible notes are not subject to foreign currency translation because convertible notes are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. However, in November 2004, certain holders of the convertible notes elected their option to redeem these convertible notes. As a result of the election by the note holders, the convertible notes are subject to foreign currency translation as of December 31, 2004. Accordingly, the Company has recognized a foreign currency translation gain of W304,870 million for the year ended December 31, 2004.

22

KT CORPORATION

Notes to Financial statements, Continued

(20)	Common Stock

The composition of holders of common stock as of December 31, 2003 and 2004 are summarized as follows:

	No. of shares owned		Ownership percentage
	2003	2004	2003	2004
Employee Stock Ownership Associations	16,394,226	16,174,934	5.76%	5.68%
National Pension Corporation	9,461,792	10,654,638	3.32%	3.74%
Treasury stock	74,090,974	74,090,418	26.01%	26.01%
Others, including private companies	184,902,408	183,929,410	64.91%	64.57%

	284,849,400	284,849,400	100.00%	100.00%

Changes in common stock for the years ended December 31, 2003 and 2004 are as follows:

	Number of
	shares issued	Millions
Balance at January 1, 2003	309,077,659	W	1,560,998
Retirement of treasure stock on January 6, 2003	15,454,659		—
Retirement of treasure stock on June 20, 2003	2,937,000		—
Retirement of treasure stock on December 9, 2003	5,836,600		—

Balance at December 31, 2003	284,849,400	W	1,560,998

	—	—

Balance at December 31, 2004	284,849,400	W	1,560,998

As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock.

(21)	Capital Surplus

Capital surplus as of December 31, 2003 and 2004 is summarized as follows:

	Millions
	2003		2004
Paid-in capital in excess of par value	W	1,440,258	1,440,258

23

KT CORPORATION

Notes to Financial statements, Continued

(22)	Appropriated Retained Earnings

Retained earnings appropriated to various restricted reserves as of December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Involuntary reserve:
Legal reserve	W	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		443,416	443,416
Reserve for technology and human resource development		3,334	—
Reserve for social overhead capital		3,333	—
Reserve for business expansion		6,587,325	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947

	W	8,025,854	5,431,862

Retained earnings appropriated to the legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires the Company to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. However, the Company is required to appropriate retained earnings in the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resources development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.

(23)	Treasury Stock

(a)	Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of W100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,259,170 shares as of December 31, 2003 and 2004, respectively.

(b)	Issuance to the notes holders

During 2004, certain holders of convertible notes (as described in note 15), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 556 shares of treasury stock were issued to the note holders.

24

KT CORPORATION

Notes to Financial statements, Continued

(23)	Treasury Stock, Continued

(c)	Purchase and retirement of treasury stock

The Company and SK Telecom agreed to an equity swap on December 20, 2002, under which each company sold all of the other’s equity shares it held in the other. According to the agreement, the Company exchanged 4,457,635 shares of SK Telecom for 15,454,659 shares of the Company’s common stock and cash of W211,868 million on December 30, 2002 and retired these treasury stock for W786,666 million by a charge to retained earnings on January 6, 2003. In addition, on January 10, 2003, the Company exchanged 3,809,288 shares of SK Telecom for 14,353,674 shares of the Company’s common stock amounting W730,704 million and cash of W122,679 million.

During 2003, the Company initiated a stock buyback and retirement program approved by the Board of Directors. The Company reacquired 8,773,600 shares of treasury stock during 2003 and retired these treasury shares amounting to W411,833 million by a charge to retained earnings. As of December 31, 2004, no amounts under the stock buyback and retirement programs are outstanding.

(d)	Sale and contribution to Employee Stock Ownership Association

On August 28, 2003, the Company sold 1,803,296 shares of treasury stock to the KT employee stock ownership association (“ESOA”). The difference between carrying value and the fair value of W13,886 million was recorded as a loss on retirement of treasury stock and the difference between the fair value and the sales proceeds of W40,754 million was expensed.

Changes in treasury stock for the years ended December 31, 2003 and 2004 were as follows:

	2003			2004
	Number			Number
	of shares	Millions		of shares	Millions
Balance at beginning of year	76,988,771	W	4,112,225	74,090,974	W	3,962,598
Purchase of the Company’s common stock	23,127,274		1,142,537	—		—
Issuance to convertible note holders	(2,356)		(127)	(556)		(30)
Purchase by trust fund, net	8,840		414	—		—
Retirement of treasury stock	(24,228,259)		(1,198,499)	—		—
Sale and contribution to ESOA	(1,803,296)		(93,952)	—		—

Balance at end of year	74,090,974	W	3,962,598	74,090,418	W	3,962,568

(24)	Commitments and Contingencies

(a)	Legal matters

On February 20, 2001, the Fair Trade Commission alleged that the Company had unfairly assisted its affiliates by paying them unreasonably high service fees through the violation of the Fair Trade Laws. The Fair Trade Commission imposed a fine of approximately W30,700 million, and the Company made a provision of W30,700 million for this claim during 2001. In October 2004, the Seoul High Court partially reversed the Fair Trade Commission’s decision and decreased the fine from W30,700 million to W2,400 million. As of December 31, 2004, the ruling of the Seoul High Court’s decision is not reflected in the accompanying financial statements. The Company believes that the Fair Trade Commission will appeal to the Supreme Court of Korea.

25

KT CORPORATION

Notes to Financial statements, Continued

(24)	Commitments and Contingencies, Continued

(a)	Legal matters, Continued

The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to W100,629 million as of December 31, 2004. Management believes that the ultimate settlement of these matters, and the matters described in the previous paragraph, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	As of December 31, 2004, the Company guarantees lease payables of Hanwha S&C to KT Networks Corporation amounting W4,577 million.

(c)	Interest rate swaption

During 2002, the Company entered into interest rate swaption contract with Citibank for variable rates of interest in place of fixed rates of interest. Details of the interest rate swaption contract outstanding as of December 31, 2004 are as follows:

	Swaption premium		Fixed interest	Variable interest
Bank	(millions)		rate (3 months)	rate (3 months)	Exercise date	Type
Citibank	W	1,913	1.975%	91-Day CD rate	April 25, 2005	Selling

Under the interest rate swaption contract, the Company recognized a valuation gain of W2,448 million and a valuation loss of W(636) million for the years ended December 31, 2003 and 2004, respectively.

(d)	Interest rate swap

During 2002, 2003 and 2004, the Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. Details of these interest rate swap contracts as of December 31, 2004 are as follows:

	Nominal	Fixed		Fixed
	premium	amount		interest	Variable interest	Terminal
Bank	(millions)	(millions)		rate	rate	date
J.P. Morgan	$1.6	US$	150	7.50%	6-month LIBOR +4.32%	June 1, 2006
J.P. Morgan	$0.5	US$	200	7.63%	6-month LIBOR +4.61%	April 15, 2007
Citibank	—	W	110,000	5.29%	3-month LIBOR +1.47%	April 30, 2008
Shinhan Bank	—	W	180,000	6.35%	3-month LIBOR +2.47%
					+Contingent spread	September 30, 2007
Shinhan Bank	—	W	57,810	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS Bank	—	W	57,810	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS Bank	—	W	57,810	4.64%	6-month LIBOR + 0.69%	June 24, 2009
BNP Paribas Bank	—	W	110,000	5.29%	3-month LIBOR +1.54%	April 30, 2008
CSFB	—	W	57,810	4.64%	6-month LIBOR +0.69%	June 24, 2009

Under the interest rate swap contracts, the Company recognized a valuation loss and gain of W(13,645) million and W222 million, respectively, for the year ended December 31, 2003, and a valuation loss and gain of W(2,943) million and W12,427 million, respectively, for the year ended December 31, 2004.

In addition, the Company settled two contracts and three contracts in 2003 and 2004, respectively, and recognized a transaction gain of W8,170 million and a transaction loss of W(1,252) million for the years ended December 31, 2003 and 2004, respectively.

26

KT CORPORATION

Notes to Financial statements, Continued

(24)	Commitments and Contingencies, Continued

(e)	Currency swap

During June 2003, the Company entered into two currency swap contracts for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars. Details of these currency swap contracts as of December 31, 2004 are as follows:

	Contract	Fixed
	amount	amount		Receiving	Paying	Terminal
Bank	(millions)	(millions)		Interest rate	Interest rate	date
J.P. Morgan	US$50	W	59,750	4.30% (US$) per year	6.17% (Won) per year	January 3, 2005
J.P. Morgan	US$150	W	179,760	3-month LIBOR + 0.80%(US$)	3-month LIBOR +2.64% (Won)	June 24, 2006

Under the currency swap contracts, the Company recognized a valuation loss of W(2,429) million and a valuation loss of W(37,244) million for the years ended December 31, 2003 and 2004, respectively.

(f)	Interest currency swap

The Company entered into five interest currency swap contracts with financial institutions for principal and the fixed rate of interest denominated in Korean Won in place of principal and the variable rate of interest of long-term debt denominated in U.S. dollars in October 2003. The principal amounts in Korean Won will be adjusted according to the foreign exchange rate of the terminal date within certain ranges. In addition, the Company entered into five interest currency swap contracts with financial institutions for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars in 2004. Details of these interest currency swap contracts as of December 31, 2004 are as follows:

	Contract			Fixed	Variable
	amount	Amount		interest	interest	Terminal
Bank	(millions)	(millions)		rate (1 year)	rate (6 months)	date
J.P. Morgan	US$50	W	55,000~60,000	4.3%(US$)	6-month LIBOR +4.55% (Won)	January 3, 2005
J.P. Morgan(*)	US$100	W	115,620	5.9%(US$)	6-month LIBOR +1.87% (Won)
				5.5%(Won)		June 24, 2014
J.P. Morgan(**)	US$200	W	231,240	5.5%(Won)	6-month LIBOR +0.69% (Won)
					5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$100	W	116,400	5.0%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$50	W	53,325	4.7%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Citibank	US$25	W	27,500~30,000	4.3%(US$)	6-month LIBOR +4.45% (Won)	January 3, 2005
UBS Bank	US$25	W	27,500~30,000	4.3%(US$)	6-month LIBOR +4.45% (Won)	January 3, 2005
Deutsche Bank	US$50	W	55,000~60,000	4.3%(US$)	6-month LIBOR +4.57% (Won)	January 3, 2005
Deutsche Bank	US$50	W	53,325	4.7%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Shinhan Bank	US$50	W	55,000~60,000	4.3%(US$)	6-month LIBOR +4.45% (Won)	January 3, 2005

(*) The interest will be received at 5.9% (US$) every six months and paid at 6-month LIBOR + 1.87% (Won) over the first five years. Then, the interest will be received at 5.9% (US$) every six months and paid at 5.5% (Won) per year over the following five years.

(**) The interest will be received at 5.9%-Contingent spread (US$) every six months and paid at 6-month Libor +0.69% (Won) over the first five years. Then, the interest will be received at 5.9%-Contingent spread (US$) every six months and paid at 5.5% (Won) per year over the following five years.

Under the interest currency swap contracts, the Company recognized a valuation loss of W(5,083) million and W(105,899) million for the years ended December 31, 2003 and 2004, respectively.

27

KT CORPORATION

Notes to Financial statements, Continued

(24)	Commitments and Contingencies, Continued

(g)	Currency Forward

The Company entered into eight currency forward contracts with financial institutions in order to pay back convertible notes and bonds with warrants, which were issued on January 4, 2002. Details of these currency forward contracts outstanding as of December 31, 2004 are as follows:

	Fixed
	amount
Bank	(millions)		Terminal date
Shinhan Bank	US$	118	January 3, 2005
Shinhan Bank	US$	82	January 3, 2005
Kookmin Bank	US$	100	January 3, 2005
Kookmin Bank	US$	100	January 3, 2005
Citibank	US$	100	January 3, 2005
Citibank	US$	100	January 3, 2005
UBS	US$	100	January 3, 2005
J.P. Morgan	US$	170	January 3, 2005

Under the currency forward contracts, the Company recognized a valuation loss of W(10,025) million and a valuation gain of W164 million, respectively, for the year ended December 31, 2004.

(h)	Loans and Borrowings

As of December 31, 2004, the Company has entered into bank overdraft agreements with two banks for borrowings up to W750,000 million and a collection agreement for foreign currency denominated checks up to US$1 million with Korea Exchange Bank. In addition, the Company has received letter of credits up to US$35 million with four banks.

In October 2004, the Company has entered into revolving stand-by credit line agreements with 12 banks for borrowing up to US$200 million. However, as of December 31, 2004, no amounts are outstanding.

(i)	Guarantee Provided by a Third Party

As of December 31, 2004, three financial institutions are providing guarantees for the Company covering contract biddings up to US$7,403 thousand, SAR8,093 thousand and W57,701 million.

(j)	Lease

The Company has capital lease agreements with GE Capital Korea Ltd. for certain machinery and equipment, which acquisition cost amounts to W22,860 million. Depreciation on the machinery and equipment for the years ended December 31, 2003 and 2004 amounted to W312 million and W 4,505 million, respectively. Annual future minimum payments under the lease agreements as of December 31, 2004 are as follows:

Fiscal year ending December 31,	Millions
2005	W	4,955
2006		4,955
2007		4,955
2008		4,782
Thereafter		2,123

Less : amount representing interest		(1,683)

	W	20,087

28

KT CORPORATION

Notes to Financial statements, Continued

(25)	Operating Revenues

Operating revenues for the years ended December 31, 2003 and 2004 are as follows:

	Millions
	2003		2004
Internet services	W	2,349,185	2,638,581
Data communication services		1,420,569	1,348,084
Telephone services		6,791,717	6,326,579
Wireless services		681,346	1,118,476
Satellite services		120,269	119,759
System integration services		115,480	191,122
Real estate rental services		48,356	69,753
Other		47,627	38,465

	W	11,574,549	11,850,819

(26)	Operating Expenses

Operating expenses for the years ended December 31, 2003 and 2004 are as follows:

	Millions
	2003		2004
Salaries and wages	W	1,793,867	1,661,418
Compensation expense (note 30)		5,376	3,720
Provision for retirement and severance benefits, including early retirement payments		1,038,868	208,665
Employee benefits		546,394	450,748
Communications		41,895	44,617
Utilities		138,682	143,476
Taxes and dues		88,668	92,364
Rent		47,428	85,319
Depreciation		2,457,584	2,291,428
Amortization		56,715	69,829
Repairs and maintenance		373,541	418,881
Automobile maintenance		18,365	17,495
Commissions		613,200	658,998
Advertising		152,782	142,930
Education and training		50,867	41,576
Research and development		232,180	254,360
Travel		30,655	29,830
Supplies		32,305	23,556
Interconnection charges		1,025,216	869,606
Cost of PCS handsets sold		275,902	554,847
Cost of services		437,706	493,790
International settlement payment		185,448	189,938
Commissions for system integration service		113,607	192,671
Promotion		235,621	372,417
Sales commission		108,792	235,116
Provision for doubtful accounts		301,107	238,953
Other		48,620	62,752

		10,451,391	9,849,300

Less: amounts included in construction in progress		119,986	125,600

	W	10,331,405	9,723,700

29

KT CORPORATION

Notes to Financial statements, Continued

(26)	Operating Expenses, Continued

In September 2003, the Company offered a voluntary early retirement plan (the “Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. For the year ended December 31, 2003, the Company recorded costs of W831,535 million related to this Plan covering approximately 5,500 employees.

(27)	Income Taxes

(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	2004	2005 and thereafter
Up to W100 million	16.5%	14.3%
Over W100 million	29.7%	27.5%

The components of income tax expense for the years ended December 31, 2003 and 2004 are as follows:

	Millions
	2003		2004
Current income tax expense	W	384,922	415,457
Deferred income tax expense		74,681	128,546

	W	459,603	544,003

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the years ended December 31, 2003 and 2004 for the following reasons:

	Millions
	2003		2004
Provision for income taxes at normal tax rates	W	383,032	534,459
Tax effect of prior year’s additional income tax payment		18,365	81
Tax effect of permanent differences, net		43,680	13,698
Effect of tax rate change		32,985	770
Investment tax credit		(152,041)	(174,968)
Write off of deferred tax asset		133,582	169,963

Actual provision for income taxes	W	459,603	544,003

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 35.6% and 30.2% for the years ended December 31, 2003 and 2004, respectively.

30

KT CORPORATION

Notes to Financial statements, Continued

(27)	Income Taxes, Continued

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2003 and 2004 are presented below:

	Millions
	2003		2004
Deferred income tax assets:
Allowance for doubtful accounts	W	124,705	128,403
Refundable deposits for telephone installation		20,022	18,157
Equity in losses of affiliates		219,749	351,155
Investment securities		46,477	19,119
Accrual for customer call bonus points		25,792	31,398
Accrued expense		18,585	6,606
Tax credit carryforwards		—	34,393
Other, net		25,117	36,280

Total deferred income tax assets		480,447	625,511

Deferred income tax liabilities:
Accumulated depreciation		30,784	61,738
Accrued interest income		2,168	9,567

Total deferred income tax liabilities		32,952	71,305

Write-off		(133,582)	(303,545)

Deferred income tax asset, net	W	313,913	250,661

The Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates within the near future which is construed usually to mean 5 years and, therefore, wrote off the related deferred income tax assets in the amount of W133,582 million and W169,963 million by a charge to deferred income tax expense for the years ended December 31, 2003 and 2004, respectively.

During 2003, the Korea National Tax Service initiated a tax audit of the Company for the periods from 1998 to 2002. In September 2003, the Company received a final notice from the Korea National Tax Service asserting income tax deficiencies. As a result of the tax audit, the Company paid W67,410 million which consisted of W1,639 million of deferred income tax asset and W65,771 million of prior year’s income tax expense for the year ended December 31, 2003. For the year ended December 31, 2004, the Company recognized a deferred income tax asset of W65,294 million and a prior year’s income tax expense of W273 million, respectively, from cash payment related to the tax audit of stock transaction incurred in 2000.

(28)	Earnings Per Share

Earnings per share of common stock for the years ended December 31, 2003 and 2004 are calculated as follows:

(a)	Basic earnings per share

	Millions
	(except number of shares
	and earnings per share)
	2003		2004
Net earnings	W	830,066	1,255,522
Weighted-average number of shares common stock (in thousands)		216,106	210,759

Basic earnings per share (in Won)	W	3,841	5,957

31

KT CORPORATION

Notes to Financial statements, Continued

(28)	Earnings Per Share, Continued

(b)	Diluted earnings per share

	Millions
	(except number of shares
	and earnings per share)
	2003		2004
Net earnings	W	830,066	1,255,522
Adjustments:
Interest expense on convertible notes		51,373	46,662

Net earnings available for common and common equivalent shares		881,439	1,302,184
Weighted-average number of common and common equivalent shares (in thousands)		263,556	233,270

Diluted earnings per share (in Won)	W	3,344	5,582

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the year. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with convertible notes.

Potentially dilutive securities as of December 31, 2003 and 2004 are as follows:

	No. of potentially dilutive shares
	(thousands)
	2003	2004
Convertible notes (note 15)	45,770	22,511
Stock options (note 30)	616	512

Stock options were not considered in the determination of diluted earnings per share in 2003 and 2004 because of the anti-dilutive effect on the exercise of stock options.

(29)	Dividends

(a)	Interim dividends

On July 29, 2004, an interim dividend was declared by the Board of Directors and the Company paid this dividend to common shareholders on August 13, 2004. Dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate		Millions
	2003	2004	2003	2004
Dividends paid	—	20.0%	W-	210,759

32

KT CORPORATION

Notes to Financial statements, Continued

(29)	Dividends, Continued

(b)	Dividends are generally proposed based on each year’s earnings and are declared, recorded and paid in the subsequent year. Dividends relating to each of the following year’s earnings based upon the par value of common stock are as follows:

	Rate		Millions
	2003	2004	2003		2004
Dividends proposed	40.0%	40.0%	W	421,517	421,518

Proposed dividends of W421,518 million were not recorded in the 2004 financial statements. They will be recorded upon the approval by the shareholders in 2005.

(30)	Stock Options

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant
Grant date	2002.12.26	2003. 9.16	2003.12.12
Exercise price (in Won)	70,000	57,000	65,000
Number of shares	371,632	34,200	106,141
Exercise period	2004.12.27~2009.12.26	2005.9.17~2010.9.16	2005.12.13~2010.12.12
Valuation method	Fair value (Black-Scholes model)	Fair value (Black-Scholes model)	Fair value (Black-Scholes model)

The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance condition at the option price of W70,000 per share. However, the number of stock options decreased to 371,632 shares and the total cost of compensation decreased from W10,602 million to W8,311 million because of the resignation of two officers and not achieving performance criteria.

The second grant of stock options consisted of 36,400 shares of common stock at the option price of W57,000 per share. However, the number of stock options decreased to 34,200 shares and the total cost of compensation decreased from W453 million to W426 million because of the resignation of an outside director.

The third grant of stock options consisted of 120,000 shares of common stock, including 40,000 shares under performance condition at the option price of W65,000 per share. As of December 31, 2004, the total shares that are expected to be exercised are 106,141 and the total cost of compensation is W1,160 million.

The options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first and third granted option holders can exercise one third of total options annually from 2004 and 2005, respectively. The second granted options holders can exercise total options when the options are vested.

The Company adopted the fair value method (Black-Scholes model) for the calculation of compensation costs which are amortized to expense over the option vesting periods.

33

KT CORPORATION

Notes to Financial statements, Continued

(30)	Stock Options, Continued

The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant
Risk free interest rate	5.46%	4.45%	5.09%
Expected option life	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%
Expected dividend yield ratio	1.10%	1.57%	1.57%
Fair value per option (in Won)	W22,364	W12,443	W10,926
Total compensation cost (in millions)	W8,311	W426	W1,160

For the year ended December 31, 2004, the Company recognized a compensation benefit of W1,167 million because certain directors left the Company prior to completion of mandatory service periods.

Changes in the total cost of compensation for the year ended December 31, 2004 are summarized as follows:

	Millions
Adjusted total cost of compensation
Total cost of compensation before adjustment	W	12,215
Cost of compensation — forfeited		(2,318)

		9,897

Accumulated cost recognized up to prior periods		(5,479)

Cost recognized for the year
Cost of compensation — forfeited		1,167
Cost of compensation for the year		(4,887)

		(3,720)

Cost recognized in future years	W	698

(31)	Non-cash Investing Activities

Significant non-cash investing activities for the years ended December 31, 2003 and 2004 are summarized as follows:

	Millions
	2003		2004
Changes in unrealized gains (losses) on available-for-sale securities	W	5,534	19,343
Realized gains (losses) on disposition of available-for-sale securities		(781,406)	27,844
Available-for-sale securities transferred to treasury stock		730,704	—
Changes in unrealized gains (losses) on equity securities of affiliates		46,573	(40,281)
Exchange on available-for-sale securities		—	18,798
Construction-in-progress transferred to property, plant and equipment		2,022,603	1,842,446

34

KT CORPORATION

Notes to Financial statements, Continued

(32)	Contribution Payments for Research and Development and Donations

For the years ended December 31, 2003 and 2004, the Company made donations of W63,407 million and W74,413 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI) and other institutes. In addition, the Company established a labor welfare fund as a separate entity and contributed W100,000 million and W50,000 million for the years ended December 31, 2003 and 2004, respectively.

(33)	Contributions Received for Losses on Universal Telecommunications Services

Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. For the years ended December 31, 2003 and 2004, amounts reimbursed to the Company were W66,065 million and W105,867 million, respectively. In addition, estimated incurred contribution costs were W86,704 million and W120,915 million in 2003 and 2004, respectively. These costs are subject to review by the MIC before being finalized.

(34)	Fourth Quarter Information (Unaudited)

Operating revenues, operating income, net earnings and basic earnings per share for the three-month periods ended December 31, 2003 and 2004 are as follows:

	Millions
	(except per share data)
	2003		2004
Operating revenues	W	2,862,822	2,871,159
Operating income		389,171	287,250
Net earnings		81,581	396,186
Basic earnings per share		382	1,880

(35)	Subsequent Event

As described in note 15, on January 4, 2005, the principal amount of US$1,115,105 thousand of convertible notes and US$500,000 thousand of bonds with warrants was repaid.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director